Filed Pursuant to Rule 253(g)(1)

  File No. 024-12138

OFFERING CIRCULAR

InnerScope Hearing Technologies, Inc.

1,000,000,000 Shares of Common Stock

By this Offering Circular, InnerScope Hearing Technologies, Inc., a Nevada corporation, is offering for sale a maximum of 1,000,000,000 shares of its common stock (the “Offered Shares”), at a fixed price of $0.003 per share (the price to be fixed by a post-qualification supplement), pursuant to Tier 1 of Regulation A of the United States Securities and Exchange Commission (the “SEC”). A minimum purchase of $5,000 of the Offered Shares is required in this offering; any additional purchase must be in an amount of at least $1,000. This offering is being conducted on a best-efforts basis, which means that there is no minimum number of Offered Shares that must be sold by us for this offering to close; thus, we may receive no or minimal proceeds from this offering. All proceeds from this offering will become immediately available to us and may be used as they are accepted. Purchasers of the Offered Shares will not be entitled to a refund and could lose their entire investments.

Please see the “Risk Factors” section, beginning on page 4, for a discussion of the risks associated with a purchase of the Offered Shares.

We estimate that this offering will commence within two days of the SEC’s qualification of the Offering Statement of which this Offering Circular forms a part; this offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion. (See “Plan of Distribution”).

Title of Securities Offered	Number of Shares	Price to Public	Commissions (1)	Proceeds to Company (2)
Common Stock	1,000,000,000	$0.003	$-0-	$3,000,000

(1)	We do not intend to offer and sell the Offered Shares through registered broker-dealers or utilize finders. However, should we determine to employ a registered broker-dealer of finder, information as to any such broker-dealer or finder shall be disclosed in an amendment to this Offering Circular.
(2)	Does not account for the payment of expenses of this offering estimated at $20,000. See “Plan of Distribution.”

Our common stock is quoted in the over-the-counter under the symbol “INND” in the OTC Pink marketplace of OTC Link. On March 23, 2023, the closing price of our common stock was $0.0051 per share.

Investing in the Offered Shares is speculative and involves substantial risks, including the superior voting rights of our outstanding shares of Series B Preferred Stock, which preclude current and future owners of our common stock, including the Offered Shares, from influencing any corporate decision. The Series B Preferred Stock has the following voting rights: as a class, the Series B Preferred Stock shall have the voting rights equal to four times the sum of (a) the total number of shares of our common stock outstanding plus (b) the total number of shares of our Series C Preferred Stock and Series D Preferred Stock outstanding.

Our officers and directors, as the owner of all outstanding shares of the Series A Preferred Stock, will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares”).

THE SEC DOES NOT PASS UPON THE MERITS OF, OR GIVE ITS APPROVAL TO, ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC. HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The use of projections or forecasts in this offering is prohibited. No person is permitted to make any oral or written predictions about the benefits you will receive from an investment in Offered Shares.

No sale may be made to you in this offering if you do not satisfy the investor suitability standards described in this Offering Circular under “Plan of Distribution—State Law Exemption and Offerings to Qualified Purchasers” (page 22). Before making any representation that you satisfy the established investor suitability standards, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular follows the disclosure format of Form S-1, pursuant to the General Instructions of Part II(a)(1)(ii) of Form 1-A.

The date of this Offering Circular is March 24, 2023.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this Offering Circular includes some statements that are not historical and that are considered forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company; and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express our expectations, hopes, beliefs and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words anticipates, believes, continue, could, estimates, expects, intends, may, might, plans, possible, potential, predicts, projects, seeks, should, will, would and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this Offering Circular are based on current expectations and beliefs concerning future developments that are difficult to predict. We cannot guarantee future performance, or that future developments affecting our company will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below in the Risk Factors section. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

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OFFERING CIRCULAR SUMMARY

The following summary highlights material information contained in this Offering Circular. This summary does not contain all of the information you should consider before purchasing our common stock. Before making an investment decision, you should read this Offering Circular carefully, including the Risk Factors section and the unaudited consolidated financial statements and the notes thereto. Unless otherwise indicated, the terms we, us and our refer and relate to InnerScope Hearing Technologies, Inc., a Nevada corporation, including its subsidiaries.

Our Company

InnerScope Hearing Technologies, Inc. ("Company," "InnerScope") is a Nevada Corporation incorporated on June 15, 2012, with its principal place of business in Roseville, California. The Company was originally named InnerScope Advertising Agency, Inc. and was formed to provide advertising and marketing services to retail establishments in the hearing device industry. On August 25, 2017, the Company changed its name to InnerScope Hearing Technologies, Inc. to better reflect the Company's current direction as a hearing health technology company that manufactures, develops, distributes, and sells numerous innovative hearing health-related products, hearing treatments, and hearing solutions over-the-counter (OTC) with a scalable business model.

Our Company is a manufacturer and distributor of OTC Hearing Aids, Hearing Aid Accessories & Hearing Health-Related Products ("Hearing Products") dedicated to addressing the global demand for affordable hearing solutions. InnerScope's Hearing Products and its B2C and B2B business model break through the persistent barriers that prevent access to effective and affordable hearing solutions. The Company's mission is to improve the quality of life of the 70 million people in North America and the 1.5 billion worldwide who suffer from hearing impairment and/or hearing-related issues.

The management team of InnerScope is applying decades of industry experience and believes it is well-positioned with its innovative in-store point-of-sale Free Self-Check Hearing Screening Kiosks ("Hearing Kiosks") to directly benefit from the recently enacted Over-the-Counter (OTC) Hearing Aid Act as of Oct 17t, 2022 (the "OTC Hearing Aid Law") (the OTC Hearing Aid Law allows OTC hearing aids for mild to moderate hearing losses to be sold in retail stores without having to see a professional). The Hearing Kiosk is designed for the tens of millions of Americans with undetected/untreated mild-to-moderate hearing losses to treat themselves with the Company's easy, convenient, and affordable OTC hearing aids in-store off-the-shelf and/or OTC online affordable hearing aid options. The company's full line of Hearing Products is currently available through these multiple retail/wholesale distribution channels: Walmart Vision Centers, Walmart.com, Walmart Canada, CVS, Cvs.com, Rite Aid, RiteAid.com, BestBuy.com, Amazon.com, Fingerhut.com, Giant Eagle, Hy-Vee, Hartig Drug, Food City, Cardinal Health, Cardinal Health at-Home, AmerisourceBergen, and Topco Associates representing 15,000+ of grocery and pharmacy stores. More in-store and online Hearing Products will soon launch with major retailers and pharmacy chains. For information related to InnerScope Hearing Technologies' latest hearing aids and related hearing products, please visit: http://iheardirect.com & http://hearingassist.com. No information found on these websites is part of this Offering Circular. (See "Business").

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Offering Summary

Securities Offered	1,000,000,000 shares of common stock, par value $0.0001 (the Offered Shares).
Offering Price	$0.003 per Offered Share.
Shares Outstanding Before This Offering	8,528,457,061 shares issued and outstanding as of the date hereof.
Shares Outstanding After This Offering	9,528,457,061 shares issued and outstanding, assuming the sale of all of the Offered Shares hereunder.
Minimum Number of Shares to Be Sold in This Offering	None
Disparate Voting Rights	Our outstanding shares of Series B Preferred Stock possess superior voting rights, which preclude current and future owners of our common stock, including the Offered Shares, from influencing any corporate decision. The Series B Preferred Stock has the following voting rights: as a class, the Series B Preferred Stock shall have the voting rights equal to four times the sum of (a) the total number of shares of our common stock outstanding plus (b) the total number of shares of our Series C Preferred Stock and Series D Preferred Stock outstanding. Our officers and directors own of all of the outstanding shares of the Series B Preferred Stock and will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares” and (“Security Ownership of Certain Beneficial Owners and Management”).
Investor Suitability Standards	The Offered Shares may only be purchased by investors residing in a state in which this Offering Circular is duly qualified who have either (a) a minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home and home furnishings, or (b) a minimum net worth of $250,000, exclusive of automobile, home and home furnishings.
Market for our Common Stock	Our common stock is quoted in the over-the-counter market under the symbol “INND” in the OTC Pink marketplace of OTC Link.
Termination of this Offering	This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering circular being qualified by the SEC and (c) the date on which this offering is earlier terminated by us, in our sole discretion.
Use of Proceeds	We will apply the proceeds of this offering for inventory, marketing, product distribution expansion, general and administrative expenses and working capital. (See “Use of Proceeds”).
Risk Factors	An investment in the Offered Shares involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investments. You should carefully consider the information included in the Risk Factors section of this Offering Circular, as well as the other information contained in this Offering Circular, prior to making an investment decision regarding the Offered Shares.
Corporate Information	Our principal executive offices are located at 2151 Professional Drive, Second Floor, Roseville, California 95661; our telephone number is 844-443-2744; our corporate website is located at www.innd.com. No information found on our company’s website is part of this Offering Circular.

Continuing Reporting Requirements Under Regulation A

As a Tier 1 issuer under Regulation A, we will be required to file with the SEC a Form 1-Z (Exit Report Under Regulation A) upon the termination of this offering. We will not be required to file any other reports with the SEC following this offering.

However, during the pendency of this offering and following this offering, we intend to file quarterly and annual financial reports and other supplemental reports with OTC Markets, which will be available at www.otcmarkets.com.

All of our future periodic reports, whether filed with OTC Markets or the SEC, will not be required to include the same information as analogous reports required to be filed by companies whose securities are listed on the NYSE or NASDAQ, for example.

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RISK FACTORS

An investment in the Offered Shares involves substantial risks. You should carefully consider the following risk factors, in addition to the other information contained in this Offering Circular, before purchasing any of the Offered Shares. The occurrence of any of the following risks might cause you to lose a significant part of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this Offering Circular, including statements in the following risk factors, constitute forward-looking statements. (See “Cautionary Statement Regarding Forward-Looking Statements”).

Risks Associated with the COVID-19 Pandemic

It is possible that the Coronavirus (“COVID-19”) pandemic could cause long-lasting stock market volatility and weakness, as well as long-lasting recessionary effects on the United States and/or global economies. Should the negative economic impact caused by the COVID-19 pandemic result in continuing long-term economic weakness in the United States and/or globally, our ability to expand our business would be severely negatively impacted. It is possible that our company would not be able to sustain during any such long-term economic weakness. The COVID-19 pandemic has, to date, had minimal impact on our operations.

Risks Related to Our Company

We have incurred losses in prior periods, and losses in the future could cause the quoted price of our common stock to decline or have a material adverse effect on our financial condition, our ability to pay our debts as they become due, and on our cash flows. We have incurred losses in prior periods. However, for the nine months ended September 30, 2022, we earned a profit of $7,896,295 (unaudited) and, as of that date, we had an accumulated deficit of $24,853,145 (unaudited). For the year ended December 31, 2021, we incurred a net loss of $55,213,992 (unaudited) and, as of that date, we had an accumulated deficit of $71,997,951 (unaudited). Any losses in the future could cause the quoted price of our common stock to decline or have a material adverse effect on our financial condition, our ability to pay our debts as they become due, and on our cash flows.

Our financial statements are not independently audited, which could result in errors and/or omissions in our financial statements if proper standards are not applied. We are not required to have our financial statements audited by a firm that is certified by the Public Company Accounting Oversight Board (“PCAOB”). As such, we do not have a third party reviewing the accounting. We may also not be up to date with all publications and releases released by the PCAOB regarding accounting standards and treatments. This circumstance could mean that our unaudited financials may not properly reflect up to date standards and treatments, resulting in misstated financial statements.

In the past, we have not filed our periodic reports in a timely manner. During 2020 and 2021, our company did not timely file all required periodic reports with the SEC and OTC Markets. Since July 2021, we have filed all required periodic reports with OTC Markets and our management intends to remain in compliance our filing obligations in the future. However, there is no assurance that we will be successful in this regard.

Should we fail to remain current in our filing obligations, investors in our common stock would be deprived of important current information concerning our company upon which to evaluate their investments, including, without limitation:

•	our financial condition and operating results;

•	our ongoing and anticipated future business operations and plans;

•	changes to our management personnel;

•	changes to our capital structure, including changes to shareholder voting rights; and

•	transactions between our company and our affiliates.

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In addition, should we fail to remain current in our filing obligations, investors in our common stock could experience significant diminution in the value of their shares. This loss of value could be experienced in a number of ways, which include:

•	A loss of market liquidity for our common stock due to being designated a “limited information” company by OTC Markets, as indicated by a “YIELD” or “STOP” sign on OTCMarkets.com, or being relegated to the “Expert Market” by OTC Markets.

•	An inability of an investor in our common stock to sell such investor’s shares through a brokerage account, due to our company’s having been designated a "limited information" company by OTC Markets.

In these or similar circumstances, an investor in our common stock could lose such investor’s entire investment.

There is doubt about our ability to continue as a viable business. We have not earned a profit from our operations during recent financial periods, with the exception of the second and third quarter of 2022. There is no assurance that we will ever earn a profit from our operations in future financial periods.

We may be unable to obtain sufficient capital to implement our full plan of business. Currently, we do not have sufficient financial resources with which to establish our business strategies. There is no assurance that we will be able to obtain sources of financing, including in this offering, in order to satisfy our working capital needs.

We do not have a successful operating history. Prior to the second quarter of 2022, we had not generated significant revenues and had reported a net loss from operations, which makes an investment in the Offered Shares speculative in nature. Because of this lack of historical operating success, it is difficult to forecast our future operating results. Additionally, our operations will be subject to risks inherent in the implementation of new business strategies, including, among other factors, efficiently deploying our capital, developing and implementing our marketing campaigns and strategies and developing greater awareness. Our performance and business prospects will suffer if we are unable to overcome the following challenges, among others:

•	our dependence upon external sources for the financing of our operations, particularly given that there are concerns about our ability to continue as a going concern;

•	our ability to execute our business strategies;

•	our ability to manage our expansion, growth and operating expenses;

•	our ability to finance our business;

•	our ability to compete and succeed in a highly competitive industry; and

•	future geopolitical events and economic crisis.

       There are risks and uncertainties encountered by under-capitalized companies. As an under-capitalized company, we are unable to offer assurance that we will be able to overcome our lack of capital, among other challenges.

We may never earn a profit in future financial periods. Because we lack a successful operating history, we are unable to offer assurance that we will ever earn a profit in future financial periods.

If we are unable to manage future expansion effectively, our business may be adversely impacted. In the future, we may experience rapid growth in our operations, which could place a significant strain on our company’s infrastructure, in general, and our internal controls and other managerial, operating and financial resources, in particular. If we are unable to manage future expansion effectively, our business would be harmed. There is, of course, no assurance that we will enjoy rapid development in our business.

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We currently depend on the efforts of our Chief Executive Officer; the loss of this executive could disrupt our operations and adversely affect the further development of our business. Our success in establishing implementing our real estate business strategies will depend, primarily, on the continued service of our Chief Executive Officer, Matthew Moore. The loss of service of Mr. Moore, for any reason, could seriously impair our ability to execute our business plan, which could have a materially adverse effect on our business and future results of operations. We have entered into an employment agreement with Mr. Moore. We have not purchased any key-man life insurance.

If we are unable to recruit and retain key personnel, our business may be harmed. If we are unable to attract and retain key personnel, our business may be harmed. Our failure to enable the effective transfer of knowledge and facilitate smooth transitions with regard to our key employees could adversely affect our long-term strategic planning and execution.

Our management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business. Our management team has limited experience managing a public company, and regulatory compliance may divert its attention from the day-to-day management of our business. Some of the individuals who now constitute our management team have limited experience managing a publicly traded company and limited experience complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our continued transition to a public company that will be subject to significant regulatory oversight and reporting obligations under the federal securities laws. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business, which could materially and adversely impact our business operations.

Sales concentrations for the year ended December 31, 2021 and 2020. For the year ended December 31, 2021, one customer accounted for approximately 57% of our business. For the year ended December 31, 2020, one customer accounted for approximately 28% of our business.

A significant part of our business plan depends on marketing of our products and services, which may not be accepted in the marketplace. Our industry is extremely competitive, and we have yet to attain any significant market share. In order to achieve successful operations, we will depend on effective marketing to gain a significantly larger market share. We do not engage independent sales representatives. We do not employ a marketing agency. Employing a greater number of marketing personnel or a marketing agency would require greater financial resources than we currently possess. Furthermore, our ability to attract independent sales representatives may be limited without greater name recognition, an advertising campaign and market penetration. Unless we are able to address these limitations in our marketing capabilities, you may expect our revenues to be limited and we may have difficulty staying in business. And under such circumstances, our stock would not gain in value.

We operate in and plan to expand into extremely competitive environments, which will make it difficult for us to achieve market recognition and revenues. We operate in an extremely competitive environment and the markets for our products and services are characterized by rapidly changing technologies, frequent new product introductions, short product life cycles and evolving industry standards. Our success depends, in substantial part, on the timely and successful introduction of our new products and services and thereafter upgrades of our products and services to comply with emerging industry standards and to address competing technological and product developments by our competitors. We may focus our resources on technologies that do not become widely accepted, are not timely released or are not commercially viable. In addition, our products may contain defects or errors that are detected only after deployment. If our products are not competitive or do not work properly, our business could suffer and our financial performance could be negatively impacted. You have no assurance that our new products and services, which we intend to be a significant part or our business, will be accepted in the marketplace. If our products and services do not achieve market acceptance, our revenues will be significantly below the level we anticipate.

We are an early-stage company with an unproven business model and our business may not become profitable. We are an early-stage company with a limited operating history upon which you can evaluate our business. We have very limited historical financial data. As a result of these factors, the revenue and income potential of our business is unproven, and we have only a limited operating history upon which to base an evaluation of our current business and future prospects. Because of our limited operating history and because the health care industry is rapidly evolving, we have limited insight into trends that may emerge and affect our business. We may make errors in predicting and reacting to relevant business trends, which could harm our business. Early-stage companies in new and rapidly evolving markets such as ours frequently encounter risks, uncertainties, and difficulties, including those described in this section. We may not be able to successfully address any or all of these risks. Failure to adequately address such risks could cause our business, financial condition, results of operations and prospects to suffer.

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Our revenues are highly susceptible to declines as a result of unfavorable economic conditions. Economic downturns could affect the hearing aid industry more severely than other industries, and the recovery of the hearing aid industry could lag behind that of the economy generally. In the past, some clients have responded to weakening economic conditions by reducing their purchases of hearing aids in general and marketing budgets specifically, which include discretionary components that are easier to reduce in the short term than other operating expenses. This pattern may recur in the future. A decrease in our revenue could pose a challenge to our cash generation from operations.

Our financial condition could be adversely affected if our available liquidity is insufficient. If our business is significantly adversely affected by further deterioration in the economic environment or otherwise, it could lead us to seek new or additional sources of liquidity to fund our needs. Currently, for a non-investment-grade company such as ours, the capital markets are challenging, with limited available financing and at higher costs than in recent years. There can be no guarantees that we would be able to access any new sources of liquidity on commercially reasonable terms or at all.

We may lose or fail to attract and retain key employees and management personnel. Our employees, including creative, research, media and account specialists, and their skills and relationships with clients, are among our most important assets. An important aspect of our competitiveness is our ability to attract and retain key employees and management personnel. Our ability to do so is influenced by a variety of factors, including the compensation we award, and could be adversely affected by our financial or market performance.

We currently have only a small management team and staff, which could limit our ability to effectively seize market opportunities and grow our business. Our operations are subject to all of the risks inherent in a growing business enterprise, including the likelihood of operating losses. As a smaller company with a limited operating history, our success will depend, among other factors, upon how we manage the problems, expenses, difficulties, complications and delays frequently encountered in connection with the growth of a new business, products and channels of distribution, and current and future development. In addition, as a company with a limited operating history and only a small management team and staff to grow the business and manage the risks inherent in a growing business enterprise, these factors could limit our ability to effectively seize market opportunities and grow.

We are subject to regulations and other governmental scrutiny that could restrict our activities or negatively impact our revenues. Our marketing sector is subject to government regulation and other governmental action, both domestic and foreign. There has been an increasing tendency on the part of advertisers and consumer groups to challenge advertising through legislation, regulation, the courts or otherwise. For example, challenges have been made in the courts on the grounds that the advertising is false and deceptive or injurious to public welfare. Through the years, there has been a continuing expansion of specific rules, prohibitions, media restrictions, labeling disclosures and warning requirements with respect to the advertising for certain products. Representatives within government bodies, both domestic and foreign, continue to initiate proposals to ban the advertising of specific products and to impose taxes on or deny deductions for advertising, which, if successful, may have an adverse effect on advertising expenditures and consequently our revenues.

We may in the future be sued by third parties for alleged infringement of their proprietary rights. The software and Internet industries are characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We may receive in the future communications from third parties claiming that we have infringed the intellectual property rights of others. We may in the future be sued by third parties for alleged infringement of their proprietary rights. Our technologies may not be able to withstand any third-party claims against their use. The outcome of any litigation is inherently uncertain. Any intellectual property claims, whether with or without merit, could be time-consuming and expensive to resolve, could divert management attention from executing our business plan and could require us to change our technology, change our business practices and/or pay monetary damages or enter into short- or long-term royalty or licensing agreements which may not be available in the future at the same terms or at all.

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We rely on third-party computer hardware and software that may be difficult to replace or which could cause errors or failures of our service. We will rely on computer hardware purchased or leased and software licensed from third parties in order to offer our proposed service, including database software from Oracle Corporation and an open-source content management system. This hardware and software may not continue to be available at reasonable prices or on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could significantly increase our expenses and otherwise result in delays in the provisioning of our service until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business. Any errors or defects in third-party hardware or software could result in errors or a failure of our service which could harm our business.

Our business could be adversely affected if our customers are not satisfied with their purchase through us or the implementation and customization services provided by third party Service Providers. Our business will depend on our ability to satisfy our potential customers. If a customer is not satisfied with the quality of the product or service, the customer's dissatisfaction could damage our ability to obtain additional or future orders from that customer. In addition, potential negative publicity related to our customer relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with prospective customers.

Our future growth may be dependent, in part, on our distribution arrangements directly with retailers and regional retail accounts. If we are unable to establish and maintain these arrangements, our results of operations and financial condition could be adversely affected. Our future growth may be dependent in part on our distribution arrangements directly with retailers and regional retail accounts. If we are unable to establish and maintain these arrangements, our results of operations and financial condition could be adversely affected. We currently have distribution arrangements with a few regional retail accounts to distribute our products directly through their venues; however, there are several risks associated with this distribution strategy. First, we do not have long-term agreements in place with any of these accounts and thus, the arrangements are terminable at any time by these retailers or us. Accordingly, we may not be able to maintain continuing relationships with any of these national accounts. A decision by any of these retailers, or any other large retail accounts we may obtain, to decrease the amount purchased from us or to cease carrying our products could have a material adverse effect on our reputation, financial condition or results of operations. In addition, we may not be able to establish additional distribution arrangements with other national retailers. In addition, our dependence on large regional retail chains may result in pressure on us to reduce our pricing to them or seek significant product discounts. In general, our margins are lower on our sales to these customers because of these pressures. Any increase in our costs for these retailers to carry our product, reduction in price, or demand for product discounts could have a material adverse effect on our profit margin.

Our ability to grow our business may depend on developing a positive brand reputation and member loyalty. Establishing and maintaining a positive brand reputation and nurturing member loyalty is critical to attracting new customers. We expect to expend reasonable but limited resources to develop, maintain and enhance our brand in the near future. In addition, nurturing customer loyalty will depend on our ability to provide a high-quality, user experience. If we are unable to maintain and enhance our brand reputation and customer satisfaction, our ability to attract new customers will be harmed.

Investors may lose their entire investment if we fail to reach profitability. We commenced business in 2006. We have no demonstrable operations record from which you can evaluate the business and its prospects. Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development. We cannot guarantee that we will be successful in accomplishing our objectives. To date, we have incurred losses and will continue to do so in the foreseeable future. Investors should therefore be aware that they may lose their entire investment in the securities.

We have limited protection of our intellectual property. Our business prospects do not rely upon company-owned patented technologies. Our business prospects will depend largely on our ability to service and support customers and deliver services and solutions. There can be no assurance that we will be able to adequately protect our trade secrets. In the event competitors independently develop or otherwise obtain access to our know-how, concepts or trade secrets, we may be adversely affected.

Litigation or legal proceedings could expose us to significant liabilities and damage our reputation. Litigation or legal proceedings could expose us to significant liabilities and damage our reputation.

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We may become party to litigation claims and legal proceedings. Litigation involves significant risks, uncertainties and costs, including distracting of management’s attention away from our current business operations. We evaluate litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. Based on these assessments and estimates, we establish reserves and/or disclose the relevant litigation claims or legal proceedings, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. We caution you that actual outcomes or losses may differ materially from those envisioned by our current assessments and estimates. Our policies and procedures require strict compliance by our employees and agents with all United States and local laws and regulations applicable to our business operations, including those prohibiting improper payments to government officials. Nonetheless, there can be no assurance that our policies and procedures will always ensure full compliance by our employees and agents with all applicable legal requirements. Improper conduct by our employees or agents could damage our reputation in the United States and internationally or lead to litigation or legal proceedings that could result in civil or criminal penalties, including substantial monetary fines, as well as disgorgement of profits.

If we do not effectively manage changes in our business, these changes could place a significant strain on our management and operations. To manage our growth successfully, we must continue to improve and expand our systems and infrastructure in a timely and efficient manner. Our controls, systems, procedures and resources may not be adequate to support a changing and growing company. If our management fails to respond effectively to changes and growth in our business, including acquisitions, this could have a material adverse effect on the Company’s business, financial condition, results of operations and future prospects.

As we attempt to expand our customer base through our marketing efforts, our new customers may use our products differently than our existing customers and, accordingly, our business model may not be as efficient at attracting and retaining new customers. As we attempt to expand our customer base, our new customers may use our products differently than our existing customers. For example, a greater percentage of new customers may take advantage of the free trial period we offer but ultimately choose to use another form of marketing to reach their constituents. If our new customers are not as loyal as our existing customers, our attrition rate will increase and our customer referrals will decrease, which would have an adverse effect on our results of operations. In addition, as we seek to expand our customer base, we expect to increase our spending on sales and marketing activities in order to attract new customers, which will increase our operating costs. There can be no assurance that these sales and marketing efforts will be successful

U.S. federal legislation entitled Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 imposes certain obligations on the senders of commercial emails, which could minimize the effectiveness of our email marketing solution, and establishes financial penalties for non-compliance, which could increase the costs of our business. Part of our marketing plan includes email advertising. U.S. federal legislation entitled Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 imposes certain obligations on the senders of commercial emails, which could minimize the effectiveness of our email marketing solution, and establishes financial penalties for non-compliance, which could increase the costs of our business. In December 2003, Congress enacted Controlling the Assault of Non- Solicited Pornography and Marketing Act of 2003, or the CAN-SPAM Act, which establishes certain requirements for commercial email messages and specifies penalties for the transmission of commercial email messages that are intended to deceive the recipient as to source or content. The CAN-SPAM Act, among other things, obligates the sender of commercial emails to provide recipients with the ability to opt out of receiving future emails from the sender. In addition, some states have passed laws regulating commercial email practices that are significantly more punitive and difficult to comply with than the CAN-SPAM Act, particularly Utah and Michigan, which have enacted do-not-email registries listing minors who do not wish to receive unsolicited commercial email that markets certain covered content, such as adult or other harmful products. Some portions of these state laws may not be preempted by the CAN-SPAM Act. The ability of our customers’ constituents to opt out of receiving commercial emails may minimize the effectiveness of our email marketing solution. Moreover, non-compliance with the CAN-SPAM Act carries significant financial penalties. If we were found to be in violation of the CAN-SPAM Act, applicable state laws not preempted by the CAN-SPAM Act, or foreign laws regulating the distribution of commercial email, whether as a result of violations by our customers or if we were deemed to be directly subject to and in violation of these requirements, we could be required to pay penalties, which would adversely affect our financial performance and significantly harm our business. We also may be required to change one or more aspects of the way we operate our business, which could impair our ability to attract and retain customers or increase our operating costs.

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Government regulation of the Internet, e-commerce and m-commerce is evolving, and unfavorable changes or failure by us to comply with these laws and regulations could substantially harm our business and results of operations. Government regulation of the Internet, e-commerce and m-commerce is evolving, and unfavorable changes or failure by us to comply with these laws and regulations could substantially harm our business and results of operations. We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet, e-commerce and m-commerce in a number of jurisdictions around the world. Existing and future regulations and laws could impede the growth of the Internet, e-commerce, m-commerce or other online services. These regulations and laws may involve taxation, tariffs, privacy and data security, anti-spam, data protection, content, copyrights, distribution, electronic contracts, electronic communications and consumer protection. It is not clear how existing laws and regulations governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet as the vast majority of these laws and regulations were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet, e- commerce or m-commerce. It is possible that general business regulations and laws, or those specifically governing the Internet, e-commerce or m-commerce may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot assure you that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business, and proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant resources in defense of these proceedings, distract our management, increase our costs of doing business, and cause consumers and retailers to decrease their use of our marketplace, and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of noncompliance with any such laws or regulations. In addition, it is possible that governments of one or more countries may seek to censor content available on our websites and mobile applications or may even attempt to completely block access to our marketplace. Adverse legal or regulatory developments could substantially harm our business. In particular, in the event that we are restricted, in whole or in part, from operating in one or more countries, our ability to retain or increase our customer base may be adversely affected and we may not be able to maintain or grow our net revenues as anticipated.

Our business practices with respect to data and consumer protection could give rise to liabilities or reputational harm as a result of governmental regulation, legal requirements or industry standards relating to consumer privacy, data protection and consumer protection.

Our business practices with respect to data and consumer protection could give rise to liabilities or reputational harm as a result of governmental regulation, legal requirements or industry standards relating to consumer privacy, data protection and consumer protection. Federal, state and international laws and regulations govern the collection, use, retention, sharing and security of data that we collect. We strive to comply with all applicable laws, regulations, self-regulatory requirements and legal obligations relating to privacy, data protection and consumer protection, including those relating to the use of data for marketing purposes. It is possible, however, that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot assure you that our practices have complied, comply, or will comply fully with all such laws, regulations, requirements and obligations. Any failure, or perceived failure, by us to comply with federal, state or international laws or regulations, including laws and regulations regulating privacy, data security, marketing communications or consumer protection, or other policies, self-regulatory requirements or legal obligations could result in harm to our reputation, a loss in business, and proceedings or actions against us by governmental entities, consumers, retailers or others. We may also be contractually liable to indemnify and hold harmless performance marketing networks or other third parties from the costs or consequences of noncompliance with any laws, regulations, self-regulatory requirements or other legal obligations relating to privacy, data protection and consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business. Any such proceeding or action, and any related indemnification obligation, could hurt our reputation, force us to incur significant expenses in defense of these proceedings, distract our management, increase our costs of doing business and cause consumers and retailers to decrease their use of our marketplace, and may result in the imposition of monetary liability.

Our operating expenses could increase without a corresponding increase in revenues. Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our consolidated financial results and on an investment in the Offered Shares. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

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Our lack of adequate directors and officers liability insurance may also make it difficult for us to retain and attract talented and skilled directors and officers. In the future, we may be subject to litigation, including potential class action and stockholder derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. To date, we have not obtained directors and officers liability (“D&O”) insurance. Without adequate D&O insurance, the amounts we would pay to indemnify our officers and directors, should they be subject to legal action based on their service to our company, could have a material adverse effect on our financial condition, results of operations and liquidity. Further, our lack of adequate D&O insurance may make it difficult for us to retain and attract talented and skilled directors and officers, which could adversely affect our business.

Our Board of Directors may change our policies without shareholder approval. Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our Board of Directors or officers to whom our Board of Directors delegates such authority. Our Board of Directors will also establish the amount of any dividends or other distributions that we may pay to our shareholders. Our Board of Directors or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without shareholder vote. Accordingly, our shareholders will not be entitled to approve changes in our policies, which policy changes may have a material adverse effect on our financial condition and results of operations.

We may not be able to compete effectively in our market. The hearing device industry is controlled by five global manufacturers: GN Store Nord, Sonova, Starkey Hearing Technologies, William Demant and WS Audiology, all of which have established products and substantially greater financial, sales and marketing, manufacturing and development resources than we possess. We also compete against traditional brick and mortar retail hearing clinics which primarily sell the five global manufacturers’ products.

In addition, we have numerous direct, indirect and partial competitors, including Lexie Powered by Bose, Eargo, MD Hearing, Jabra and Sony, many of which have valuable industry relationships and access to greater resources, financial and otherwise, than we do. There is no assurance that we will be able to compete effectively in our industry, nor is there any assurance that we will ever be able to earn a profit. (See “Business—Competition”).

If our efforts to attract and retain customers to our business model is not successful, our business will be adversely affected. Our ability to attract, and to continue to attract, customers to our electric and autonomous road-to-rail transportation business will depend, in part, on our ability consistently to provide customers with affordable and reliable service. If customers do not perceive our service to be of value, we may not be able to attract and retain customers. If we do not grow as expected, we may not be able to adjust our expenditures commensurate with the lowered growth rate such that our margins, liquidity and results of operation may be adversely impacted. If we are unable to compete successfully with current and new competitors in both retaining existing subscribers and attracting new subscribers, our business will be adversely affected.

Changes in competitive offerings for electric or autonomous road to rail transportation solutions, could adversely impact our business. Technology is rapidly advancing in the realms of electric vehicles and autonomous technologies. New technologies, electric battery production restrictions or other regulations could adversely impact our business.

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New entrants may enter the market or existing providers may adjust their services with unique offerings or approaches to providing road-to-rail transportation solutions. Companies also may enter into business combinations or alliances that strengthen their competitive positions. If we are unable to compete successfully or profitably with current and new competitors, our business will be adversely affected, and we may not be able to increase or maintain market share, revenues or profitability.

If we fail to maintain a positive reputation with customers concerning our planned road to rail transportation services, we may not be able to attract or retain customers, and our operating results may be adversely affected. We believe that a positive reputation with consumers concerning our planned road to rail transportation services, once launched, is highly important in attracting and retaining customers who have a number of choices from which to obtain transportation services. To the extent our Hearing Products are perceived as low quality, unreliable or otherwise not compelling to customers, our ability to establish and maintain a positive reputation may be adversely impacted.

Our computer systems and those of third parties used in our operations are vulnerable to cybersecurity risks, including computer viruses, physical or electronic break-ins and similar disruptions. Any attempt by hackers to obtain our data or intellectual property, disrupt our operations, or otherwise access to our systems, or those of associated third parties, if successful, could harm our business, be expensive to remedy and damage our reputation. We will implement certain systems and processes to thwart hackers and protect our data and systems. Any significant disruption to our business operations could result in a loss of customes and adversely affect our business and results of operation.

Privacy concerns could limit our ability to collect and leverage our customer data and disclosure of customer data could adversely impact our business and reputation. In the ordinary course of business, we will collect and utilize data supplied our customers and their shipments. We currently face certain legal obligations regarding the manner in which we treat such information. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit its ability to collect, transfer and use data, could have an adverse effect on our business.

Our reputation and our relationships with customers would be harmed if customer data, particularly transportation logs or shipping manifests, were to be accessed by unauthorized persons. We will maintain certain customer data, including names and billing data, and shipping manifest information. Initially, this data will be maintained on third-party systems. With respect to billing data, such as credit card numbers, we will rely on licensed encryption and authentication technology to secure such information. Measures will be taken to protect against unauthorized intrusion into our company’s customers’ data. Despite these measures, our third-party payment processing services could experience an unauthorized intrusion into our customers’ data. Additionally, we could face legal claims or regulatory fines or penalties for such a breach. The costs relating to any data breach could be material, and we do not expect to carry insurance against the risk of a data breach for the foreseeable future. For these reasons, should an unauthorized intrusion into customers’ data occur, our business could be adversely affected.

If our trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by competitors, the value of the our brand or intellectual property may be diminished, and our business adversely affected. We rely, and expect to continue to rely, on a combination of confidentiality and license agreements with employees, consultants and third parties with whom we have relationships, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary rights. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our company may be diminished, competitors may be able to more effectively mimic our technologies and methods of operations, the perception of our business and service to customers and potential customers may become confused in the marketplace, and our ability to attract customers may be adversely affected.

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Risks Related to Securities Compliance and Regulation

We will not have reporting obligations under Sections 14 or 16 of the Securities Exchange Act of 1934, nor will any shareholders have reporting requirements of Regulation 13D or 13G, nor Regulation 14D. So long as our common shares are not registered under the Exchange Act, our directors and executive officers and beneficial holders of 10% or more of our outstanding common shares will not be subject to Section 16 of the Exchange Act. Section 16(a) of the Exchange Act requires executive officers and directors and persons who beneficially own more than 10% of a registered class of equity securities to file with the SEC initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of common shares and other equity securities, on Forms 3, 4 and 5, respectively. Such information about our directors, executive officers and beneficial holders will only be available through periodic reports we file with OTC Markets.

Our common stock is not registered under the Exchange Act and we do not intend to register our common stock under the Exchange Act for the foreseeable future; provided, however, that we will register our common stock under the Exchange Act if we have, after the last day of any fiscal year, more than either (1) 2,000 persons; or (2) 500 shareholders of record who are not accredited investors, in accordance with Section 12(g) of the Exchange Act.

Further, as long as our common stock is not registered under the Exchange Act, we will not be subject to Section 14 of the Exchange Act, which, among other things, prohibits companies that have securities registered under the Exchange Act from soliciting proxies or consents from shareholders without furnishing to shareholders and filing with the SEC a proxy statement and form of proxy complying with the proxy rules.

The reporting required by Section 14(d) of the Exchange Act provides information to the public about persons other than the company who is making the tender offer. A tender offer is a broad solicitation by a company or a third party to purchase a substantial percentage of a company’s common stock for a limited period of time. This offer is for a fixed price, usually at a premium over the current market price, and is customarily contingent on shareholders tendering a fixed number of their shares.

In addition, as long as our common stock is not registered under the Exchange Act, our company will not be subject to the reporting requirements of Regulation 13D and Regulation 13G, which require the disclosure of any person who, after acquiring directly or indirectly the beneficial ownership of any equity securities of a class, becomes, directly or indirectly, the beneficial owner of more than 5% of the class.

There may be deficiencies with our internal controls that require improvements. Our company is not required to provide a report on the effectiveness of our internal controls over financial reporting. We are in the process of evaluating whether our internal control procedures are effective and, therefore, there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such independent evaluations.

Risks Related to Our Organization and Structure

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for independent board members. As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-1 or listing on a national stock exchange would be. Accordingly, we are not required to have (a) a board of directors of which a majority consists of independent directors under the listing standards of a national stock exchange, (b) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange’s requirements, (c) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/ corporate governance committee charter meeting a national stock exchange’s requirements, (d) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (e) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

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Our holding company structure makes us dependent on our subsidiaries for our cash flow and could serve to subordinate the rights of our shareholders to the rights of creditors of our subsidiaries, in the event of an insolvency or liquidation of any such subsidiary. Our company acts as a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. Such subsidiaries will be separate and distinct legal entities. As a result, substantially all of our cash flow will depend upon the earnings of our subsidiaries. In addition, we will depend on the distribution of earnings, loans or other payments by our subsidiaries. No subsidiary will have any obligation to provide our company with funds for our payment obligations. If there is an insolvency, liquidation or other reorganization of any of our subsidiaries, our shareholders will have no right to proceed against their assets. Creditors of those subsidiaries will be entitled to payment in full from the sale or other disposal of the assets of those subsidiaries before our company, as a shareholder, would be entitled to receive any distribution from that sale or disposal.

Risks Related to a Purchase of the Offered Shares

The outstanding shares of our Series B Preferred Stock preclude current and future owners of our common stock from influencing any corporate decision. Our outstanding shares of Series B Preferred Stock possess superior voting rights, which preclude current and future owners of our common stock, including the Offered Shares, from influencing any corporate decision. The Series B Preferred Stock has the following voting rights: as a class, the Series B Preferred Stock shall have the voting rights equal to four times the sum of (a) the total number of shares of our common stock outstanding plus (b) the total number of shares of our Series C Preferred Stock and Series D Preferred Stock outstanding. Our officers and directors own all of the outstanding shares of our Series B Preferred Stock and will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Security Ownership of Certain Beneficial Owners and Management”).

We are authorized, in the sole discretion of our Board of Directors, to issue shares of preferred stock that possess significant anti-dilution protection. The outstanding shares of Series B Preferred Stock possess significant anti-dilution protection to its holders. As of the date of this Offering Circular, our officers and directors own all of the outstanding shares of Series B Preferred Stock. (See “Security Ownership of Certain Beneficial Owners and Management”).

Series B Preferred Stock. The Series B Preferred Stock has rights of conversion into our common stock, exercisable at any time, as follows:

If at least one share of Series B Preferred Stock is issued and outstanding, then the total aggregate issued shares of Series B Preferred Stock at any given time, regardless of their number, shall be convertible into the number of shares of common stock which equals four times the sum of (a) the total number of shares of common stock which are issued and outstanding at the time of conversion plus (b) the total number of shares of common stock that the total number of issued and outstanding Series C Preferred Stock and the Series D Preferred Stock would be convertible into at the time of conversion.

The effect of the rights of conversion of the Series B Preferred Stock is that, upon the conversion, the then-holders of the Series B Preferred Stock, as a group, will be issued a number of shares of common stock equal to 80% of the then-outstanding issued and outstanding shares of our common stock. (See “Dilution—Ownership Dilution”)

Series C Preferred Stock. In addition, the 400,000 outstanding shares of our Series C Preferred Stock are convertible, at any time at the sole election of the holder, into the number of shares of our common stock that together are equal to 300% of the price paid for a share of Series C Preferred Stock, divided by the then-current market price of our common stock. Currently, the 400,000 shares of Series C Preferred Stock are convertible into approximately 400,000,000 shares of our common stock. (See “Dilution—Ownership Dilution”).

There is no minimum offering and no person has committed to purchase any of the Offered Shares. We have not established a minimum offering hereunder, which means that we will be able to accept even a nominal amount of proceeds, even if such amount of proceeds is not sufficient to permit us to achieve any of our business objectives. In this regard, there is no assurance that we will sell any of the Offered Shares or that we will sell enough of the Offered Shares necessary to achieve any of our business objectives. Additionally, no person is committed to purchase any of the Offered Shares.

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We may seek additional capital that may result in shareholder dilution or that may have rights senior to those of our common stock. From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend on, among other factors, our business plans, operating performance and condition of the capital markets. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, which could negatively affect the market price of our common stock or cause our shareholders to experience dilution.

You may never realize any economic benefit from a purchase of Offered Shares. Because the market for our common stock is volatile, there is no assurance that you will ever realize any economic benefit from your purchase of Offered Shares.

We do not intend to pay dividends on our common stock. We intend to retain earnings, if any, to provide funds for the implementation of our business strategy. We do not intend to declare or pay any dividends in the foreseeable future. Therefore, there can be no assurance that holders of our common stock will receive cash, stock or other dividends on their shares of our common stock, until we have funds which our Board of Directors determines can be allocated to dividends.

Our shares of common stock are Penny Stock, which may impair trading liquidity. Disclosure requirements pertaining to penny stocks may reduce the level of trading activity in the market for our common stock and investors may find it difficult to sell their shares. Trades of our common stock will be subject to Rule 15g-9 of the SEC, which rule imposes certain requirements on broker-dealers who sell securities subject to the rule to persons other than established customers and accredited investors. For transactions covered by the rule, broker-dealers must make a special suitability determination for purchasers of the securities and receive the purchaser’s written agreement to the transaction prior to sale. The SEC also has rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

The market price for our common stock has been, and may continue to be, highly volatile. The market for low-priced securities is generally less liquid and more volatile than securities traded on national stock markets. Wide fluctuations in market prices are not uncommon. No assurance can be given that the market for our common stock will continue. The price of our common stock may be subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

•	quarterly variations in our operating results;
•	operating results that vary from the expectations of investors;
•	changes in expectations as to our future financial performance, including financial estimates by investors;
•	reaction to our periodic filings, or presentations by executives at investor and industry conferences;
•	changes in our capital structure;
•	announcements of innovations or new services by us or our competitors;
•	announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
•	lack of success in the expansion of our business operations;
•	announcements by third parties of significant claims or proceedings against our company or adverse developments in pending proceedings;
•	additions or departures of key personnel;
•	asset impairment;
•	temporary or permanent inability to offer our products and services; and
•	rumors or public speculation about any of the above factors.

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The terms of this offering were determined arbitrarily. The terms of this offering were determined arbitrarily by us. The offering price for the Offered Shares does not necessarily bear any relationship to our company’s assets, book value, earnings or other established criteria of valuation. Accordingly, the offering price of the Offered Shares should not be considered as an indication of any intrinsic value of such securities. (See “Dilution”).

Our common stock is subject to price volatility unrelated to our operations. The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other companies in the same industry, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our company’s competitors or our company itself. In addition, the over-the-counter stock market is subject to extreme price and volume fluctuations in general. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

You will suffer dilution in the net tangible book value of the Offered Shares you purchase in this offering. If you acquire any Offered Shares, you will suffer immediate dilution, due to the lower book value per share of our common stock compared to the purchase price of the Offered Shares in this offering. (See “Dilution”).

As an issuer of penny stock, the protection provided by the federal securities laws relating to forward looking statements does not apply to us. Although federal securities laws provide a safe harbor for forward-looking statements made by a public company that files reports under the federal securities laws, this safe harbor is not available to issuers of penny stocks. As a result, we will not have the benefit of this safe harbor protection in the event of any legal action based upon a claim that the material provided by us contained a material misstatement of fact or was misleading in any material respect because of our failure to include any statements necessary to make the statements not misleading. Such an action could hurt our financial condition.

DILUTION

Ownership Dilution

The information under “Investment Dilution” below does not take into account the potential conversion of (a) the outstanding shares of Series B Preferred Stock into approximately 80% of our then-outstanding common stock and (b) the outstanding shares of Series C Preferred Stock into approximately 400,000,000 shares of our common stock as of the date of this Offering Circular.

The conversion of the outstanding shares of Series B Preferred Stock and Series C Preferred Stock into shares of our common stock would cause holders of our common stock, including the Offered Shares, to incur significant dilution in their ownership of our company. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares,” “Description of Securities” and “Security Ownership of Certain Beneficial Owners and Management”).

Investment Dilution

Dilution in net tangible book value per share to purchasers of our common stock in this offering represents the difference between the amount per share paid by purchasers of the Offered Shares in this offering and the net tangible book value per share immediately after completion of this offering. In this offering, dilution is attributable primarily to our negative net tangible book value per share.

If you purchase Offered Shares in this offering, your investment will be diluted to the extent of the difference between your purchase price per Offered Share and the net tangible book value of our common stock after this offering. Our net tangible book value as of September 30, 2022, was $7,327,874 (unaudited), or $0.001 per share. Net tangible book value per share is equal to total assets minus the sum of total liabilities and intangible assets divided by the total number of shares outstanding.

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The tables below illustrate the dilution to purchasers of Offered Shares in this offering, on a pro forma basis, assuming 100%, 75%, 50% and 25% of the Offered Shares are sold.

Assuming the Sale of 100% of the Offered Shares

Assumed offering price per share

Net tangible book value per share as of September 30, 2022 (unaudited)

Increase in net tangible book value per share after giving effect to this offering

Pro forma net tangible book value per share as of September 30, 2022 (unaudited)

Dilution in net tangible book value per share to purchasers of Offered Shares in this offering

$0.003 $0.001 $0.000 $0.001 $0.002
Assuming the Sale of 75% of the Offered Shares

Assumed offering price per share

Net tangible book value per share as of September 30, 2022 (unaudited)

Increase in net tangible book value per share after giving effect to this offering

Pro forma net tangible book value per share as of September 30, 2022 (unaudited)

Dilution in net tangible book value per share to purchasers of Offered Shares in this offering

$0.003 $0.001 $0.000 $0.001 $0.002
Assuming the Sale of 50% of the Offered Shares

Assumed offering price per share

Net tangible book value per share as of September 30, 2022 (unaudited)

Increase in net tangible book value per share after giving effect to this offering

Pro forma net tangible book value per share as of September 30, 2022 (unaudited)

Dilution in net tangible book value per share to purchasers of Offered Shares in this offering

$0.003 $0.001 $0.000 $0.001 $0.002
Assuming the Sale of 25% of the Offered Shares

Assumed offering price per share

Net tangible book value per share as of September 30, 2022 (unaudited)

Increase in net tangible book value per share after giving effect to this offering

Pro forma net tangible book value per share as of September 30, 2022 (unaudited)

Dilution in net tangible book value per share to purchasers of Offered Shares in this offering

$0.003 $0.001 $0.000 $0.001 $0.002

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USE OF PROCEEDS

The table below sets forth the estimated proceeds we would derive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the Offered Shares and assuming the payment of no sales commissions or finder’s fees. There is, of course, no guaranty that we will be successful in selling any of the Offered Shares in this offering.

	Assumed Percentage of Offered Shares Sold in This Offering
	25%	50%	75%	100%
Offered Shares sold Gross proceeds Offering expenses	250,000,000 $750,000 20,000	500,000,000 $1,500,000 20,000	750,000,000 $2,250,000 20,000	1,000,000,000 $3,000,000 20,000
Net proceeds	$730,000	$1,480,000	$2,230,000	$2,980,000

The table below sets forth the manner in which we intend to apply the net proceeds derived by us in this offering, assuming the sale of 25%, 50%, 75% and 100% of the Offered Shares. All amounts set forth below are estimates.

	Use of Proceeds for Assumed Percentage of Offered Shares Sold in This Offering
	25%	50%	75%	100%
Inventory Marketing Product Distribution Expansion General and Administrative Working Capital	$187,500 225,000 135,000 67,500 115,000	$375,000 450,000 270,000 225,000 160,000	$562,500 675,000 405,000 337,500 250,000	$750,000 900,000 540,000 450,000 340,000
Total Net Proceeds	$730,000	$1,480,000	$2,230,000	$2,980,000

We reserve the right to change the foregoing use of proceeds, should our management believe it to be in the best interest of our company. The allocations of the proceeds of this offering presented above constitute the current estimates of our management and are based on our current plans, assumptions made with respect to the industry in which we operate, general economic conditions and our future revenue and expenditure estimates.

Investors are cautioned that expenditures may vary substantially from the estimates presented above. Investors must rely on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds of this offering for other purposes.

In the event we do not obtain the entire offering amount hereunder, we may attempt to obtain additional funds through private offerings of our securities or by borrowing funds. Currently, we do not have any committed sources of financing.

PLAN OF DISTRIBUTION

In General

Our company is offering a maximum of 1,000,000,000 Offered Shares on a best-efforts basis, at a fixed price of $0.003 per Offered Share; any funds derived from this offering will be immediately available to us for our use. There will be no refunds. This offering will terminate at the earliest of (a) the date on which the maximum offering has been sold, (b) the date which is one year from this offering being qualified by the SEC or (c) the date on which this offering is earlier terminated by us, in our sole discretion.

There is no minimum number of Offered Shares that we are required to sell in this offering. All funds derived by us from this offering will be immediately available for use by us, in accordance with the uses set forth in the Use of Proceeds section of this Offering Circular. No funds will be placed in an escrow account during the offering period and no funds will be returned, once an investor’s subscription agreement has been accepted by us.

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We intend to sell the Offered Shares in this offering through the efforts of our Chief Executive Officer, Matthew Moore. Mr. Moore will not receive any compensation for offering or selling the Offered Shares. We believe that Mr. Moore is exempt from registration as a broker-dealer under the provisions of Rule 3a4-1 promulgated under the Securities Exchange Act of 1934 (the Exchange Act). In particular, Mr. Moore:

•	is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Securities Act; and
•	is not to be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and
•	is not an associated person of a broker or dealer; and
•	meets the conditions of the following:
• primarily performs, and will perform at the end of this offering, substantial duties for us or on our behalf otherwise than in connection with transactions in securities; and
• was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and
• did not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs (a)(4)(i) or (iii) of Rule 3a4-1 under the Exchange Act.

As of the date of this Offering Circular, we have not entered into any agreements with selling agents for the sale of the Offered Shares. However, we reserve the right to engage FINRA-member broker-dealers. In the event we engage FINRA-member broker-dealers, we expect to pay sales commissions of up to 8% of the gross offering proceeds from their sales of the Offered Shares. In connection with our appointment of a selling broker-dealer, we intend to enter into a standard selling agent agreement with the broker-dealer pursuant to which the broker-dealer would act as our non-exclusive sales agent in consideration of our payment of commissions of up to 8% on the sale of Offered Shares effected by the broker-dealer.

Procedures for Subscribing

If you are interested in subscribing for Offered Shares in this offering, please submit a request for information by e-mail to Mr. Moore at: matthew@innd.com; all relevant information will be delivered to you by return e-mail.

Thereafter, should you decide to subscribe for Offered Shares, you are required to follow the procedures described therein, which are:

•	Electronically execute and deliver to us a subscription agreement; and
•	Deliver funds directly by check or by wire or electronic funds transfer via ACH to our specified bank account.

Right to Reject Subscriptions. After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to us, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions. Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the Offered Shares subscribed. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

This Offering Circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on our company’s page on the SEC’s website: www.sec.gov.

An investor will become a shareholder of our company and the Offered Shares will be issued as of the date of settlement. Settlement will not occur until an investor’s funds have cleared and we accept the investor as a shareholder.

By executing the subscription agreement and paying the total purchase price for the Offered Shares subscribed, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets certain minimum financial standards. (See “State Qualification and Investor Suitability Standards” below).

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

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Minimum Purchase Requirements

You must initially purchase at least $10,000 of the Offered Shares in this offering. If you have satisfied the minimum purchase requirement, any additional purchase must be in an amount of at least $1,000.

State Law Exemption and Offerings to Qualified Purchasers

State Law Exemption. This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any Offered Shares in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the Offered Shares involves substantial risks and possible loss by investors of their entire investments. (See “Risk Factors”).

The Offered Shares have not been qualified under the securities laws of any state or jurisdiction. Currently, we plan to sell the Offered Shares in as many states as this offering is able to be qualified. In the case of each state in which we sell the Offered Shares, we will qualify the Offered Shares for sale with the applicable state securities regulatory body or we will sell the Offered Shares pursuant to an exemption from registration found in the applicable state’s securities, or Blue Sky, law.

Certain of our offerees may be broker-dealers registered with the SEC under the Exchange Act, who may be interested in reselling the Offered Shares to others. Any such broker-dealer will be required to comply with the rules and regulations of the SEC and FINRA relating to underwriters.

Investor Suitability Standards. The Offered Shares may only be purchased by investors residing in a state in which this Offering Circular is duly qualified who have either (a) a minimum annual gross income of $70,000 and a minimum net worth of $70,000, exclusive of automobile, home and home furnishings, or (b) a minimum net worth of $250,000, exclusive of automobile, home and home furnishings.

Issuance of the Offered Shares

Upon settlement, that is, at such time as an investor’s funds have cleared and we have accepted an investor’s subscription agreement, we will either issue such investor’s purchased Offered Shares in book-entry form or issue a certificate or certificates representing such investor’s purchased Offered Shares.

Transferability of the Offered Shares

The Offered Shares will be generally freely transferable, subject to any restrictions imposed by applicable securities laws or regulations.

Advertising, Sales and Other Promotional Materials

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, articles and publications concerning industries relevant to our business operations or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Offered Shares, these materials will not give a complete understanding of our company, this offering or the Offered Shares and are not to be considered part of this Offering Circular. This offering is made only by means of this Offering Circular and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Offered Shares.

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DESCRIPTION OF SECURITIES

General

Our authorized capital stock consists of (a) 14,975,000,000 shares of common stock, $.0001 par value per share; and (b) 25,000,000 shares of preferred stock, $.0001 par value per share, of which (1) 9,510,000 shares are designated Series A Preferred Stock, (2) 900,000 shares are designated Series B Preferred Stock, (3) 10,000,000 shares are designated Series C Preferred Stock, (4) 5,000,000 shares are designated Series D Preferred, (5) 250,000 shares are designated Series E Preferred Stock, (6) 250,000 shares are designated Series F Preferred Stock and (7) 250,000 shares are designated Series F Preferred Stock.

As of the date of this Offering Circular, there were (x) 8,528,457,0621 shares of our common stock issued and outstanding held by 85 holders of record; (y) 900,000 shares of Series B Preferred Stock were issued and outstanding held by three holders of record; and (z) 400,000 shares of Series C Preferred Stock were issued and outstanding held by one (1) holder of record.

Common Stock

General. The holders of our common stock currently have (a) equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our Board of Directors; (b) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of our company; (c) do not have preemptive, subscriptive or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (d) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote. Our Bylaws provide that, at all meetings of the shareholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. On all other matters, except as otherwise required by Nevada law or our Articles of Incorporation, as amended, a majority of the votes cast at a meeting of the shareholders shall be necessary to authorize any corporate action to be taken by vote of the shareholders.

Non-cumulative Voting. Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Pre-emptive Rights. As of the date of this Offering Circular, no holder of any shares of our capital stock has pre-emptive or preferential rights to acquire or subscribe for any unissued shares of any class of our capital stock not otherwise disclosed herein.

Series B Preferred Stock

Voting Rights. The Series B Preferred Stock has the following voting rights: as a class, the Series B Preferred Stock shall have the voting rights equal to four times the sum of (a) the total number of shares of our common stock outstanding plus (b) the total number of shares of our Series C Preferred Stock and Series D Preferred Stock outstanding.

All shares of our Series B Preferred Stock is owned by our officers and directors. Due to the superior voting rights of the Series B Preferred Stock, our officers and directors will, therefore, be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. (See “Security Ownership of Certain Beneficial Owners and Management” and “Certain Transactions”).

Dividends. The holders of Series B Preferred Stock shall be entitled to receive dividends when, as and if declared by our Board of Directors, in its sole discretion, except that, upon any declaration of a dividend, 80% of the total aggregate value of the dividend shall be distributed to the holders of the Series B Preferred Stock, with each holder receiving their respective pro rata share of such amount.

Liquidation Preference. Upon any liquidation, dissolution or winding up of our company, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any other series or class of stock, 80% of our assets, or liquidated value thereof, which remain after any legally obligated payments are made by us, shall be distributed to the holders of the Series B Preferred Stock, with each holder receiving their respective pro rata share of such assets, or liquidated value thereof.

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Conversion Rights. The Series B Preferred Stock has rights of conversion into our common stock, exercisable at any time, as follows: if at least one share of Series B Preferred Stock is issued and outstanding, then the total aggregate issued shares of Series B Preferred Stock at any given time, regardless of their number, shall be convertible into the number of shares of common stock which equals four times the sum of (a) the total number of shares of common stock which are issued and outstanding at the time of conversion plus (b) the total number of shares of common stock that the total number of issued and outstanding Series C Preferred Stock and the Series D Preferred Stock would be convertible into at the time of conversion.

Series C Preferred Stock

Voting Rights. The Series C Preferred Stock possesses no voting rights.

Dividends. The holders of Series C Preferred Stock shall be entitled to receive dividends when, as and if declared by our Board of Directors, in its sole discretion, except that, upon any declaration of a dividend, the amount of dividend payable to the holders of Series C Preferred Stock, if any, shall be determined by the Board of Directors, with the limitation that no more than 1% of the total aggregate value of the dividend may be payable to the holders of Series C Preferred Stock.

Liquidation Preference. Upon any liquidation, dissolution or winding up of our company, whether voluntary or involuntary, holders of the Series C Preferred Stock shall receive such distributions as determined by majority vote of our Board of Directors. However no more than 1% of the total aggregate value of the distribution may be payable to the holders of Series C Preferred Stock.

Conversion Rights. Each share of Series C Preferred Stock shall be convertible, at any time at the sole election of the holder, into the number of shares of our common stock that together are equal to 300% of the price paid for a share of Series C Preferred Stock, divided by the then-current market price of our common stock.

Convertible Promissory Note

As of September 30, 2022, we had a single outstanding note, as indicated in the table below.

Date of Note Issuance	Outstanding Balance	Principal Amount at Issuance	Accrued Interest	Maturity Date	Conversion Terms	Name of Noteholder	Reason for Issuance
9/30/2021	$ 1,049,795	$ 1,000,000	$ 49,795	9/30/2023	Conversion Price: discount of 10% to lowest trading price of our common stock for the five days prior to conversion.	iHear Medical, Inc. (Adnan Shennib)	Purchase of assets

Dividend Policy

We have never declared or paid any dividends on our common stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Shareholder Meetings

Our bylaws provide that special meetings of shareholders may be called only by our Board of Directors, the chairman of the board, or our president, or as otherwise provided under Nevada law.

Transfer Agent

We have retained the services of VStock Transfer LLC, 18 Lafayette Place, Woodmere, New York 11598, as the transfer agent for our common stock. VStock Transfer’s website is located at: www.vstockstocktransfer.com. No information found on VStock Transfer’s website is part of this Offering Circular.

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BUSINESS

History

InnerScope Hearing Technologies, Inc. ("Company," "InnerScope") is a Nevada Corporation incorporated on June 15, 2012, with its principal place of business in Roseville, California. The Company was originally named InnerScope Advertising Agency, Inc. and was formed to provide advertising and marketing services to retail establishments in the hearing device industry. On August 25, 2017, the Company changed its name to InnerScope Hearing Technologies, Inc. to better reflect the Company's current direction as a hearing health technology company that manufactures, develops, distributes, and sells numerous innovative hearing health-related products, hearing treatments, and hearing solutions over-the-counter (OTC) with a scalable business model.

Our Company is a manufacturer and distributor of OTC Hearing Aids, Hearing Aid Accessories & Hearing Health-Related Products ("Hearing Products") dedicated to addressing the global demand for affordable hearing solutions. InnerScope's Hearing Products and its B2C and B2B business model break through the persistent barriers that prevent access to effective and affordable hearing solutions. The Company's mission is to improve the quality of life of the 70 million people in North America and the 1.5 billion worldwide who suffer from hearing impairment and/or hearing-related issues.

The management team of InnerScope is applying decades of industry experience and believes it is well-positioned with its innovative in-store point-of-sale Free Self-Check Hearing Screening Kiosks ("Hearing Kiosks") to directly benefit from the recently enacted Over-the-Counter (OTC) Hearing Aid Act as of Oct 17t, 2022 (the "OTC Hearing Aid Law") (the OTC Hearing Aid Law allows OTC hearing aids for perceived mild to moderate hearing losses to be sold in retail stores without having to see a professional). The Hearing Kiosk is designed for the tens of millions of Americans with undetected/untreated mild-to-moderate hearing losses to treat themselves with the Company's easy, convenient, and affordable OTC hearing aids in-store off-the-shelf and/or OTC online affordable hearing aid options. The company's full line of Hearing Products is currently available through these multiple retail/wholesale distribution channels: Walmart Vision Centers, Walmart.com, Walmart Canada, CVS, CVS.com, Rite Aid, RiteAid.com, BestBuy.com, Amazon.com, Fingerhut.com, Giant Eagle, Hy-Vee, Hartig Drug, Food City, Cardinal Health, Cardinal Health at-Home, AmerisourceBergen, and Topco Associates representing 15,000+ of grocery and pharmacy stores. More in-store and online Hearing Products will soon launch with major retailers and pharmacy chains. For information related to InnerScope Hearing Technologies' latest hearing aids and related hearing products, please visit: http://iheardirect.com & http://hearingassist.com. No information found on these websites is part of this Offering Circular.

Our principal executive offices are located at 2151 Professional Drive, Second Floor, Roseville, California 95661; our telephone number is (833) 788-0506; our corporate website is located at www.innd.com. No information found on our company’s website is part of this Offering Circular.

Recent Events

October 17, 2022, marked a turning point for our company, when the FDA final rule was enacted (the "FDA Rule") permitting the over-the-counter sale of hearing aids for perceived mild to moderate hearing losses. Immediately, it became permissible for us to sell our hearing aids ("OTC Hearing Aids") directly to consumers as an over-the-counter product.

Currently, our full line OTC Hearing Aids, Hearing Aid Accessories & Hearing Health-Related Products (“Hearing Products”) is currently available through retail/wholesale distribution channels: Walmart Vision Centers, Walmart.com, Walmart Canada, RiteAid.com, BestBuy.com, Amazon.com, Fingerhut.com, Giant Eagle, Hy-Vee, Hartig Drug, Food City, Cardinal Health™ at-Home, and Topco Associates. We are in the process of developing additional distribution channels for our Hearing Products through major retailers and pharmacy chains. For information related to InnerScope Hearing Technologies' latest hearing aids and related hearing products, please visit: http://iheardirect.com & http://hearingassist.com. No information found on such websites is part of this Offering Circular.

As described below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” beginning in the second quarter of 2022, our revenues increased substantially, and our future business prospects significantly improved.

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Business Model

The Company's Hearing Products and its business model allow breaking through the persistent barriers that prevent access to effective hearing solutions. For example, the Company's recent acquisition of iHear Medical Inc., a DTC cloud-based hearing solution provider, gives access to over 40 hearing technology patents and an FDA-registered manufacturing and R&D facility. In addition, the Company has acquired HearingAssist, an established leader in the direct-to-consumer hearing aid market with a customer base of over 400,000. These acquisitions, combined with a partnership with Atlazo Inc., a semiconductor innovator for next-generation AI smart devices, will allow the Company to take the lead position in the direct-to-consumer hearing solutions market by selling innovative proprietary advanced hearing products online and through Walmart and other major Big Box retailers.

Our Business

The Company is a manufacturer and distributor of OTC Hearing Aids, Hearing Aid Accessories & Hearing Health-Related Products (Hearing Products) dedicated to addressing the global demand for affordable hearing solutions. InnerScope's Hearing Products and its B2C and B2B business model break through the persistent barriers that prevent access to effective and affordable hearing solutions.

The Company's mission is to improve the quality of life of the 70 million people in North America and the 1.5 billion people worldwide who suffer from hearing impairment and/or hearing-related issues. The management team of InnerScope is applying decades of industry experience and believes it is well-positioned to with its initiative in-store point-of-sale Free Self-Check Hearing Screening Kiosks ("Hearing Kiosks") to directly benefit from the recently issued FDA Rule, which allows OTC hearing aids for perceived mild to moderate hearing losses to be sold over-the-counter in retail stores without a prescription or having to see a hearing health care professional.

The Hearing Kiosk is designed for the tens of millions of Americans with undetected/untreated perceived mild-to-moderate hearing losses to treat themselves with the Company's easy, convenient, and affordable OTC hearing aids offered in-store off-the-shelf and/or OTC online affordable hearing aid options. The Company's full line of Hearing Products is currently available through these multiple retail/wholesale distribution channels: Walmart Vision Centers, Walmart.com, Walmart Canada, CVS, CVS.com, Rite Aid, RiteAid.com, BestBuy.com, Amazon.com, Fingerhut.com, Giant Eagle, Hy-Vee, Hartig Drug, Food City, Cardinal Health, Cardinal Health at-Home, AmerisourceBergen, and Topco Associates representing 15,000+ of grocery and pharmacy stores. More in-store and online Hearing Products will soon launch with major retailers and pharmacy chains. For information related to InnerScope Hearing Technologies' latest hearing aids and related hearing products, please visit: http://iheardirect.com & http://hearingassist.com. No information found on such websites is part of this Offering Circular.

Manufacturing

Our Hearing Aids are currently manufactured by a contracted OEM hearing aid manufacturer (the “Manufacturer”), a contract manufacturer based in China. We rely on several third-party suppliers for the components used in our hearing aids, including semiconductor components, such as integrated circuits, as well as batteries, microphones and receivers.

We believe that these third-party facilities and suppliers will be adequate to meet our current and anticipated manufacturing needs. We do not currently plan to manufacture our hearing aids or any related components ourselves.

Manufacturing facilities that produce medical devices and/or their component parts intended for distribution world-wide are subject to regulation and periodic unannounced inspection by the FDA and other domestic and international regulatory agencies. In the United States, any products we sell are required to be manufactured in compliance with the FDA’s Quality System Regulation, which covers the methods used in, and the facilities used for, the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products.

The distribution of our hearing aids is handled directly through a third-party logistics provider. Our finished hearing aids are shipped directly to the third-party logistics provider’s facility and are distributed from there to customers.

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While we have not been directly impacted by any major disruption to our supply chain or access to necessary raw materials and component parts for the manufacture of our products to date that have impacted our ability to service customers, disruptions have occurred across a number of industries and we cannot provide any assurance that future disruptions will not emerge as a result of the ongoing supply chain issues, inflation, the COVID-19 pandemic or other extrinsic factors. To date, increases in our product component pricing have occurred but have not had a material impact on supply continuity or gross margin. We have taken steps to monitor our supply chain and actions to address limited supply and increasing lead times.

Research and Development

We are committed to ongoing research and development. To that end, our recent acquisition of iHear Medical Inc., a DTC cloud-based hearing solution provider, gives access to over 40 hearing technology patents and an FDA-registered manufacturing and R&D facility. We are focused on continuing to launch new versions of the our Hearing Aids with increased functionality and improved sound quality, amplification, noise reduction, fit, comfort, water resistance and ease-of-use, as well as reduced cost of goods and better connectivity. We believe that the continued introduction of new products is critical to maintaining existing customers, attracting new customers, achieving market acceptance of our products and maintaining or increasing our competitive position in the market.

Competition

We have numerous direct, indirect and partial competitors, including Lexie Powered by Bose, Eargo, MD Hearing, Lucid Hearing, Jabra Enhanced and Sony, many of which have valuable industry relationships and access to greater resources, financial and otherwise, than we do. There is no assurance that we will be able to compete effectively in our industry, nor is there any assurance that we will ever be able to earn a profit.

Further, the internet is fast becoming a major factor in the distribution of hearing aids. In the U.S., numerous companies advertise hearing aids at inexpensive prices. We compete directly with these internet-based companies which are similar to our business model and include Audicus, Eargo and Lucid Hearing. In addition, the hearing device industry is controlled by five global manufacturers: GN Store Nord, Sonova, Starkey Hearing Technologies, William Demant and W/S Audiology, all of which have established products and substantially greater financial, sales and marketing, manufacturing and development resources than we possess. We also compete against traditional brick and mortar retail hearing clinics which primarily sell the five global manufacturers’ products.

Intellectual Property

With our asset purchase of iHear Medical Inc., we acquired access rights and license to over 40 U.S. patents for hearing aid technology. This includes 100% ownership to the only FDA-Cleared in-home hearing test, called the iHearTest. We also have numerous copyrights, trademarks, and inventions assignment agreements to protect our intellectual property rights. We have two provisional patents filed that may not result in issued patents. We cannot be certain that any of the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights in these countries as fully as in the United States.

Government Regulation

In General. We are subject to a limited variety of local, state, and federal regulations. Some of our products, for example, are registered with the FDA, which regulates, among other things, the research, development, testing, design, manufacturing, approval, labeling, storage, recordkeeping, advertising, promotion and marketing, distribution, post approval monitoring and reporting and import and export of medical devices in the United States to assure the safety and effectiveness of medical products for their intended use. The U.S. Federal Trade Commission (the “FTC”) also regulates the advertising of our products in the United States. Further, we are subject to laws directed at preventing fraud and abuse, which subject our sales and marketing, training, and other practices to government scrutiny.

While we believe that our operations are in compliance with all applicable regulations, there can be no assurances that, from time-to-time, unintentional violations of such regulations will not occur. We are also subject to federal, state and local laws and regulation applied to businesses, such as payroll taxes on the state and federal levels. Our current business requires that we comply with state corporate filings, city or county business license and the necessary business liability insurance. The requirements of these regulations are minimal and do not cause any undue burden.

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However, internet access and online services are not subject to direct regulation in the United States. Changes in the laws and regulations relating to the telecommunications and media industry, however, could impact our business. For example, the Federal Communications Commission could begin to regulate the Internet and online service industry, which could result in increased costs for us. The laws and regulations applicable to the Internet and to our services are evolving and unclear and could damage our business. There are currently few laws or regulations directly applicable to access to, or commerce on, the Internet. It is possible that laws and regulations may be adopted, covering issues such as user privacy, defamation, pricing, taxation, content regulation, quality of products and services, and intellectual property ownership and infringement. Such legislation could expose us to substantial liability as well as dampen the growth in use of the Internet, decrease the acceptance of the Internet as a communications and commercial medium, or require us to incur significant expenses in complying with any new regulations.

Regulation by the FDA. The FDA classifies hearing aids hearing aids as medical devices. In the United States, the Federal Food, Drug, and Cosmetic Act (the “FDCA”), as well as FDA regulations and other federal and state statutes and regulations, govern, among other things, medical device design and development, preclinical and clinical testing, device safety, premarket clearance and approval, establishment registration and device listing, manufacturing, labeling, storage, record-keeping, advertising and promotion, sales and distribution, export and import, recalls and field safety corrective actions, and post-market surveillance, including complaint handling and medical device reporting of adverse events.

We currently market and are in compliance with the FDA regulations for our hearing aid products.

FDA Rule. Effective October 17, 2022, the FDA issued is final rule (the FDA Rule) permitting the over-the-counter sale of hearing aids for mild to moderate hearing losses. Immediately, it became permissible for us to sell our OTC Hearing Aids directly to consumers as an over-the-counter product.

Litigation

We have no current, pending or threatened legal proceedings or administrative actions either by or against us that could have a material effect on our business, financial condition, or operations and any current, past or pending trading suspensions.

Facilities

In June 2017, our company entered into a five-year lease with a related party, LLC1, for approximately 6,944 square feet and a monthly rent of $12,000. (See “Certain Relationships and Related Transactions”). We believe our current facilities will be sufficient for the foreseeable future.

Employees

As of the date of this Offering Circular, we have 26 full-time employees, including our executive officers. None of our employees is represented by a union. We believe our employee relations to be excellent.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement

The following discussion and analysis should be read in conjunction with our unaudited financial statements and related notes, beginning on page F-1 of this Offering Circular.

Our actual results may differ materially from those anticipated in the following discussion, as a result of a variety of risks and uncertainties, including those described under Cautionary Statement Regarding Forward-Looking Statements and Risk Factors. We assume no obligation to update any of the forward-looking statements included herein.

COVID-19

On January 30, 2020, the World Health Organization declared the COVID-19 (coronavirus) outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. The virus and actions taken to mitigate its spread have had and are expected to continue to have a broad adverse impact on the economies and financial markets of many countries, including the geographical areas in which our company operates.

Results of Operations

Nine Months Ended September 30, 2022 (“Interim 2022”) and 2021 (“Interim 2021”). During Interim 2022, our business operations generated revenues of $13,879,744 (unaudited) in revenues from sales of our products, with a cost of sales of $6,577,509 (unaudited), resulting in a gross profit of $7,302,235 (unaudited). During Interim 2021, our business operations generated $69,672 (unaudited) in revenues from product sales, with a cost of goods sold of $25,043 (unaudited), resulting in a gross profit of $44,629 (unaudited).

During Interim 2022, we incurred operating expenses of $4,922,681 (unaudited), which were comprised of $2,045,179 (unaudited) in compensation and benefits expense, $1,102,809 (unaudited) in advertising and promotion expense, $491,506 (unaudited) in professional fee expense, $254,530 (unaudited) in rent expense, $86,700 (unaudited) in investor relations expense, $311,991 (unaudited) in depreciation and amortization expense, $10,466 (unaudited) in research and development expense and $619,500 (unaudited) in other general and administrative expense, resulting in a loss from operations of $2,379,554 (unaudited), which was offset by total other income of $5,516,741 (unaudited), which was comprised of other income of $1,647,564 (unaudited) in derivative income, $4,390 (unaudited) in gain on equity investment, and $6,019,919 (unaudited) in gain on debt extinguishment, and other expense of $1,557,033 (unaudited) in amortization of debt discount and $598,099 (unaudited) in interest expense and finance charges, resulting in net income of $7,896,295 (unaudited).

During Interim 2021, we incurred operating expenses of $968,070 (unaudited), which were comprised of $515,724 (unaudited) in compensation and benefits expense, $16,554 (unaudited) in advertising and promotion expense, $137,182 (unaudited) in professional fee expense, $156,124 (unaudited) in rent expense, $84,577 (unaudited) in investor relations expense and $57,900 (unaudited) in other general and administrative expense, resulting in a loss from operations of $2,379,554 (unaudited), which was offset by total other income of $1,011,575 (unaudited), which was comprised of other income of $912,029 (unaudited) in derivative income, $660,032 (unaudited) in gain on debt extinguishment and $32,861 (unaudited) in gain on lease termination, and other expense of $593,167 (unaudited) in interest expense and finance charges, resulting in net income of $88,134 (unaudited).

Years Ended December 31, 2021 (“Fiscal 2021”) and 2020 (“Fiscal 2020”). During Fiscal 2021, our business operations generated revenues of $695,053 (unaudited) in revenues from sales of our products, with a cost of sales of $204,787 (unaudited), resulting in a gross profit of $490,266 (unaudited). During Fiscal 2020, our business operations generated $132,431 (unaudited) in revenues from product sales, with a cost of goods sold of $33,430 (unaudited), resulting in a gross profit of $165,861 (unaudited).

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During Fiscal 2021, we incurred operating expenses of $2,647,502 (unaudited), which were comprised of $846,380 (unaudited) in compensation and benefits expense, $74,312 (unaudited) in advertising and promotion expense, $975,229 (unaudited) in professional fee expense, $221,572 (unaudited) in rent expense, $115,770 (unaudited) in investor relations expense and $414,239 (unaudited) in other general and administrative expense, resulting in a loss from operations of $2,157,236 (unaudited). In addition, we incurred $53,056,756 in total other expense, which was comprised of other expense of $53,637,520 (unaudited) in derivative loss and $114,422 (unaudited) in interest expense and finance charges, which were offset by other income of $3,781 (unaudited) in gain on equity investment, $6,444 (unaudited) in gain on lease terminations and $684,961 (unaudited) in gain on debt extinguishment, resulting in a net loss of $55,213,992 (unaudited).

During Fiscal 2020, we incurred operating expenses of $1,123,176 (unaudited), which were comprised of $623,017 (unaudited) in compensation and benefits expense, $22,022 (unaudited) in advertising and promotion expense, $68,034 (unaudited) in professional fee expense, $307,152 (unaudited) in rent expense, $34,112 (unaudited) in investor relations expense and $68,839 (unaudited) in other general and administrative expense, resulting in a loss from operations of $1,009,805 (unaudited), which was offset by total other income of $4,660,400 (unaudited), which was comprised of other income of $4,807,830 (unaudited) in derivative income and $17,207 (unaudited) in gain on equity investment, and other expense of $41,283 (unaudited) in loss on debt extinguishment and $123,354 (unaudited) in interest expense and finance charges, resulting in net income of $3,650,595 (unaudited).

Plan of Operation

We believe that the proceeds of this offering will satisfy our cash requirements for at least the next twelve months.

With the proceeds of this offering, we intend to increase our product distribution capabilities, which we believe will lead to increased revenues. Specifically, we intend to build our inventory levels to support our planned increase in marketing efforts.

October 17, 2022, marked a turning point for our company, when the FDA Rule permitting the over-the-counter sale of hearing aids for perceived mild to moderate hearing losses. Immediately, it became permissible for us to sell our OTC Hearing Aids directly to consumers as an over-the-counter product.

With the proceeds of this offering, we intend to increase our product distribution capabilities, which we believe will lead to increased revenues through expanded penetration in our current and newly developed distribution channels. Specifically, we intend to build our inventory levels to support our planned increase in marketing efforts.

Currently, our full line of Hearing Products is currently available through retail/wholesale distribution channels: Walmart Vision Centers, Walmart.com, Walmart Canada, RiteAid.com, BestBuy.com, Amazon.com, Fingerhut.com, Giant Eagle, Hy-Vee, Hartig Drug, Food City, Cardinal Health™ at-Home, and Topco Associates. With proceeds of this offering, we will be better positioned to continue the process of developing additional distribution channels for our Hearing Products through major retailers and pharmacy chains.

Also with the proceeds of this offering, we will be better able to establish a greater number of our Hearing Kiosks that operate in retail stores.

Financial Condition, Liquidity and Capital Resources

September 30, 2022. At September 30, 2022, our company had $1,786,446 (unaudited) in cash and had working capital of $1,417,786 (unaudited), compared to $156,201 (unaudited) in cash and a working capital deficit of $13,598,287 (unaudited) at December 31, 2021.

Our company’s current cash position is not adequate for our company to maintain its present level of operations through the remainder of 2022. We must obtain additional capital from third parties, including in this offering, to implement our full business plans. There is no assurance that we will be successful in obtaining such additional capital.

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Convertible Promissory Note

As of September 30, 2022, we had a single outstanding note, as indicated in the table below.

Date of Note Issuance	Outstanding Balance	Principal Amount at Issuance	Accrued Interest	Maturity Date	Conversion Terms	Name of Noteholder	Reason for Issuance
9/30/2021	$ 1,049,795	$ 1,000,000	$ 49,795	9/30/2023	Conversion Price: discount of 10% to lowest trading price of our common stock for the five days prior to conversion.	iHear Medical, Inc. (Adnan Shennib)	Purchase of assets

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Contractual Obligations

To date, we have not entered into any significant long-term obligations that require us to make monthly cash payments.

Capital Expenditures

We made no capital expenditures during the year ended December 31, 2021, nor during the nine months ended September 30, 2022. We do not expect to make capital expenditures during the next twelve months.

Change in Independent Auditor

Former Independent Auditor. Effective December 21, 2021, we dismissed D. Brooks and Associates CPAs, P.A. (the “Brooks Firm”) as our independent registered public accounting firm. The change in independent registered public accounting firm was not the result of any disagreement with the Brooks Firm.

The report of the Brooks Firm on our company’s financial statements as of and for the years ended December 31, 2018 and 2017, contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles, except as set forth in the following paragraph. The Brooks Firm did not complete an audit of our company’s financial statements for the year ended December 31, 2019.

The report of the Brooks Firm on our company’s financial statements as of and for the years ended December 31, 2018 and 2017, contained an explanatory paragraph which noted that there was substantial doubt as to our company’s ability to continue as a going concern as our company has incurred net losses and uncertain conditions exist which our company faces relative to its obtaining capital in the equity markets. The Brooks Firm did not complete an audit of our company’s financial statements for the year ended December 31, 2019.

During the fiscal years ended December 31, 2018 and 2017, and during the interim period through January 18, 2022, there (a) have been no disagreements with the Brooks Firm on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Brooks Firm, would have caused the Brooks Firm to make reference to the subject matter of such disagreements in its reports on the financial statements for such years, and (b) were no reportable events of the kind referenced in Item 304(a)(1)(v) of Regulation S-K of the SEC.

New Independent Auditor. On December 20, 2021, our company engaged Paris Kreit & Chiu CPA (the “PKC Firm”) as our company’s independent registered public accounting firm for the years ended December 31, 2019, and December 31, 2020, and to review our company’s financial statements for the first three quarters of 2021. Our management made the decision to engage the PKC Firm acting under the authority delegated to it on December 20, 2021.

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Our company has not consulted with the PKC Firm during our two most recent fiscal years or during any subsequent interim period prior to December 20, 2021 (the date of the PKC Firm’s appointment), regarding (x) the application of accounting principles to a specified transaction, either completed or proposed; (y) the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us nor oral advice was provided that the PKC Firm concluded was an important factor considered by our company in reaching a decision as to an accounting, auditing or financial reporting issue; or (z) any matter that was either the subject of disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (within the meaning of Item 304(a)(1)(v) of Regulation S-K).

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

The following table sets forth certain information concerning our company’s executive management.

Name	Age	Position(s)
Matthew Moore	37	Chief Executive Officer and Director
Mark Moore	61	Chairman of the Board of Directors and Chief Strategy Officer
Kimberly Moore	67	Chief Financial Officer, Secretary, Treasurer and Director

Our directors serve until a successor is elected and qualified. Our officers are elected by the Board of Directors to a term of one (1) year and serves until their successor(s) is duly elected and qualified, or until they are removed from office. Mark Moore and Kimberly Moore are husband and wife. Matthew Moore is the son of Mr. and Mrs. Moore. There exist no other family relationships among our officers and directors.

Certain information regarding the backgrounds of each of our officers and directors is set forth below.

Matthew Moore has served our company as Chief Executive Officer and a Director, since 2012. From 2010 through July 2016, Mr. Matthew Moore served as Chief Marketing Officer of Moore Family Hearing Company, Inc., a Sacramento, California-based chain of hearing aid retail clinics. As Chief Marketing Officer, he directed the company's day-to-day operations. Mr. Matthew Moore specializes in developing print and demographically tailored mail campaigns and monitoring and consulting on Key Business Performance Indicators for all types of businesses, especially for Audiological Practices. Mr. Moore has a successful track record with his own business and consulting with many other businesses by streamlining operating efficacies and extracting better performance at every level of an organization. Mr. Matthew Moore is also the third generation in the hearing device industry and literally grew up around the hearing aid industry and associated entrepreneurial endeavors.

Mark Moore has served our company as Chief Strategy Officer and Chairman of the Board of Directors since 2012. From 2008 through August 2016, Mr. Mark Moore served as President and CEO of Moore Family Hearing Company, Inc., a Sacramento, California-based chain of hearing aid retail clinics. Mr. Mark Moore has 37 years of experience in hearing aid dispensing, practice management, private label brand management, and marketing. He brings a wealth of experience and perspective to our company's industry. Mr. Mark Moore's expertise is not limited to running a successful multi-office retail dispensing practice he is also responsible for developing time-tested and proven innovative marketing and advertising strategies over the past 37years, which has made him one of the most sought-after experts in the hearing aid industry. He has personally helped over 10,000 individuals hear better by recommending and fitting prescription hearing aids. Mr. Mark Moore has previously been a columnist for Advanced for Audiologists, an industry trade journal, and numerous senior-focused publications throughout Northern California. Mr. Mark Moore has also developed patented and patent-pending products in the areas of Nutritional Supplements for hearing-related issues, Aural Rehabilitation programs, and Low-Level Laser Therapy for Tinnitus and Sensorineural Hearing Loss. Mr. Moore was licensed by the State of California as a Hearing Aid Dispenser and as a realtor.

Kimberly Moore has served our company as Chief Financial Officer and a Director, since 2012. From 2008 through August 2016, Mrs. Moore served as Vice President and Chief Financial Officer for Moore Family Hearing Company, Inc., a Sacramento, California-based chain of hearing aid retail clinics. Mrs. Moore has over 50 years of experience in the Hearing Aid Industry. She grew up in the hearing aid industry. Starting at eight years old, she would help her father, Marvin Posey at his hearing aid retail practice, Posey's Hearing Aid Center which has been serving the hearing-impaired in Central Valley, California for 70 years. She helped develop and maintain his hearing aid practice, until she and her husband Mark Moore, started their own successful chain of hearing aid retail clinics. Mrs. Moore learned from her father how to run a successful hearing aid practice and to help the hearing-impaired to hear better. Mrs. Moore became a California licensed Hearing Aid Dispenser to help people to hear better, just like her farther. Mrs. Moore is no longer so licensed.

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Industry-Related Disciplinary History

On March 10, 2017, a civil lawsuit in the Superior Court of California, County of Sacramento, Case No. 34-2016-00204313 styled The People of the State of California v. McDonald Hearing Aid Center, Inc., McDonald Hearing Foundation, Inc., Moore Family Hearing Company, Inc., InnerScope Advertising Agency, Inc., InnerScope Advertising Agency, LLC, Moore Corporate Enterprises, Elite Consultants, Inc., Mark L. Moore, Kimberly A. Moore, Matthew Moore, Gregory Edward Scott, Ashley Brown and Does One Through Twenty, was settled pursuant to a Stipulated Final Judgment and Permanent Injunction (the “Final Judgment”).

In the Final Judgment, our company, then-known as InnerScope Advertising Agency, Inc., and InnerScope Advertising Agency, LLC were dismissed from the lawsuit with prejudice.

Additionally, with respect to the remaining defendants, including Mark L. Moore, Kimberly A. Moore and Matthew Moore (the “Moores”), our officers and directors, pursuant to the Final Judgment, the defendants, including the Moores, were enjoined from violating certain sections of the California Business and Professional Code and the defendants paid a total of $600,000 in costs and civil penalties. The Final Judgment did not bar or otherwise restrict the defendants, including the Moores, from owning and operating a hearing aid company in California. The Final Judgment settled all claimed violations of California law without the taking of any evidence and without the trial or other adjudication of any legal or factual issue, and no admission was made with respect to the truth of any allegation, nor was any inference or presumption made by reason of the defendants’ entering into the Final Judgment.

Conflicts of Interest

Except as indicted in the following paragraph, at the present time, we do not foresee any direct conflict between our officers and directors, their other business interests and their involvement in our company.

In September 2016, the officers and directors our company formed a California Limited Liability Company ("LLC1"), for the purpose of acquiring commercial real estate and other business activities. On May 9, 2017, our company and a related party, LLC1, purchased certain real property from an unaffiliated party. Our company and LLC1 have agreed that we purchased and own 49% of the building and LLC1 purchased and owns 51% of the building. On June 14, 2017, we entered into a five-year lease with LLC1 for approximately 6,944 square feet and a monthly rent of $12,000. (See “Certain Relationships and Related Transactions”).

Corporate Governance and Director Independence

Our Board has not established any committees, including an audit committee, a compensation committee or a nominating committee, or any committee performing a similar function. The functions of those committees are being undertaken by our Board. Because we do not have any independent directors, our Board believes that the establishment of committees of our Board would not provide any benefits to our company and could be considered more form than substance.

We do not have a policy regarding the consideration of any director candidates that may be recommended by our stockholders, including the minimum qualifications for director candidates, nor have our officers and directors established a process for identifying and evaluating director nominees. We have not adopted a policy regarding the handling of any potential recommendation of director candidates by our stockholders, including the procedures to be followed. Our officers and directors have not considered or adopted any of these policies as we have never received a recommendation from any shareholder for any candidate to serve on our Board of Directors.

Given our relative size and lack of directors’ and officers’ insurance coverage, we do not anticipate that any of our shareholders will make such a recommendation in the near future. While there have been no nominations of additional directors proposed, in the event such a proposal is made, all current members of our Board will participate in the consideration of director nominees.

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As with most small, early-stage companies until such time as our company further develops our business, achieves a revenue base and has sufficient working capital to purchase directors’ and officers’ insurance, we do not have any immediate prospects to attract independent directors. When we are able to expand our Board to include one or more independent directors, we intend to establish an audit committee of our Board of Directors. It is our intention that one or more of these independent directors will also qualify as an audit committee financial expert. Our securities are not quoted on an exchange that has requirements that a majority of our Board members be independent, and we are not currently otherwise subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include “independent” directors, nor are we required to establish or maintain an audit committee or other committee of our Board.

None of our directors is not independent, within the meaning of definitions established by the SEC or any self-regulatory organization. We are not currently subject to any law, rule or regulation requiring that all or any portion of our Board of Directors include independent directors.

Shareholder Communications with Our Board of Directors

Our company welcomes comments and questions from our shareholders. Shareholders should direct all communications to our Chief Executive Officer, Matthew Moore, at our executive offices. However, while we appreciate all comments from shareholders, we may not be able to respond individually to all communications. We attempt to address shareholder questions and concerns in our press releases and documents filed with OTC Markets, so that all shareholders have access to information about us at the same time. Mr. Moore collects and evaluates all shareholder communications. All communications addressed to our directors and executive officers will be reviewed by those parties, unless the communication is clearly frivolous.

Code of Ethics

We adopted a Code of Ethics for Senior Financial Management to promote honest and ethical conduct and to deter wrongdoing. This Code applies to our Chief Executive Officer and Chief Financial Officer and other employees performing similar functions. The obligations of the Code of Ethics supplement, but do not replace, any other code of conduct or ethics policy applicable to our employees generally.

Under the Code of Ethics, all members of the senior financial management shall:

•	Act honestly and ethically in the performance of their duties at our company;
•	Avoid actual or apparent conflicts of interest between personal and professional relationships;
•	Provide full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submits to, the SEC and in other public communications by our company;
•	Comply with rules and regulations of federal, state and local governments and other private and public regulatory agencies that effect the conduct of our business and our financial reporting;
•	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing the member’s independent judgment to be subordinated;
•	Respect the confidentiality of information in the course of work, except when authorized or legally obtained to disclosure such information;
•	Share knowledge and maintain skills relevant to carrying out the member’s duties within our company;
•	Proactively promote ethical behavior as a responsible partner among peers and colleagues in the work environment and community;
•	Achieve responsible use of and control over all assets and resources of our company entrusted to the member; and
•	Promptly bring to the attention of the Chief Executive Officer any information concerning (a) significant deficiencies in the design or operating of internal controls which could adversely affect to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in our financial reporting or internal controls.

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EXECUTIVE COMPENSATION

In General

As of the date of this Offering Circular, there are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of our company, pursuant to any presently existing plan provided by, or contributed to, our company.

Compensation Summary

The following table summarizes information concerning the compensation awarded, paid to or earned by, our executive officers.

Name and Principal Position	Year Ended 12/31	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-qualified Deferred Compensation Earnings ($)	All Other Compen- sation ($)	Total ($)
Matthew Moore Chief Executive Officer	2022 2021	225,000 225,000	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---	225,000 225,000
Kimberly Moore Chief Financial Officer, Secretary and Treasurer	2022 2021	150,000 150,000	--- ---	--- ---	--- ---	--- ---	--- ---	--- ---	150,000 150,000

Outstanding Option Awards

The following table provides certain information regarding unexercised options to purchase common stock, stock options that have not vested and equity-incentive plan awards outstanding as of the date of this Offering Circular, for each named executive officer.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Matthew Moore	---	---	---	N/A	N/A	---	---	---	---
Kimberly Moore	---	---	---	N/A	N/A	---	---	---	---

Employment Agreements

Matthew Moore. In January 2019, we entered into employment agreement with our Chief Executive Officer, Matthew Moore. Under his at-will employment agreement, Mr. Moore is paid an annual salary of $225,000. In conjunction with his employment agreement, Mr. Moore and our company entered into a confidentiality and intellectual property agreement under which any and all product developments are deemed to be the property of our company. We also enter into a non-competition and non-solicitation agreement, in conjunction with our entering into Mr. Moore’s employment agreement.

Kimberly Moore. In January 2019, we entered into employment agreement with our Chief Financial Officer, Kimberly Moore. Under her at-will employment agreement, Mrs. Moore is paid an annual salary of $150,000. In conjunction with her employment agreement, Mrs. Moore and our company entered into a confidentiality and intellectual property agreement under which any and all product developments are deemed to be the property of our company. We also enter into a non-competition and non-solicitation agreement, in conjunction with our entering into Mrs. Moore’s employment agreement.

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Outstanding Equity Awards

During the years ended December 31, 2022 and 2021, our Board of Directors made no equity awards and no such award is pending.

Long-Term Incentive Plans

We currently have no long-term incentive plans.

Director Compensation

Our directors receive no compensation for their serving as directors of our company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below does not give effect to certain events, as follows:

Series B Preferred Stock Conversion. The table below does not give effect to the issuance of shares of our common stock upon conversion of the outstanding shares of Series B Preferred Stock, which are owned by our officers and directors. At any time, these persons, as a group, have the right to convert the shares of Series B Preferred Stock into the number of shares of common stock which equals four times the sum of (a) the total number of shares of common stock which are issued and outstanding at the time of conversion plus (b) the total number of shares of common stock that the total number of issued and outstanding Series C Preferred Stock and the Series D Preferred Stock would be convertible into at the time of conversion. The effect of the rights of conversion of the Series B Preferred Stock is that, upon the conversion, the then-holders of the Series B Preferred Stock, as a group, will be issued a number of shares of common stock equal to 80% of the then-outstanding issued and outstanding shares of our common stock. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares” and “Dilution—Ownership Dilution”).

Series C Preferred Stock Conversion. The table below does not give effect to the issuance of shares of our common stock upon conversion of the outstanding shares of Series C Preferred Stock, which are owned by non-affiliated persons. At any time, the shares of Series C Preferred Stock may be converted, at any time at the sole election of the holder, into the number of shares of our common stock that together are equal to 300% of the price paid for a share of Series C Preferred Stock, divided by the then-current market price of our common stock. Currently, the 400,000 shares of Series C Preferred Stock are convertible into approximately 400,000,000 shares of our common stock. (See “Risk Factors—Risks Related to a Purchase of the Offered Shares” and “Dilution—Ownership Dilution”).

In light of the caveats stated in the foregoing paragraphs, the following table sets forth, as of the date of this Offering Circular, information regarding beneficial ownership of our common stock by the following: (a) each person, or group of affiliated persons, known by our company to be the beneficial owner of more than five percent of any class of our voting securities; (b) each of our directors; (c) each of the named executive officers; and (d) all directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC, based on voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock underlying convertible instruments, if any, held by that person are deemed to be outstanding if the convertible instrument is exercisable within 60 days of the date hereof.

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	Share Ownership Before This Offering		Share Ownership After This Offering
Name of Shareholder	Number of Shares Beneficially Owned	% Beneficially Owned(1)	Number of Shares Beneficially Owned	% Beneficially Owned(2)	Effective Voting Power
Common Stock
Executive Officers and Directors
Matthew Moore Kimberly Moore Mark Moore Officers and directors, as a group (3 persons)	19,020,000 19,020,000 19,020,000 57,060,000	* * * *	19,020,000 19,020,000 19,020,000 57,060,000	* * * *	See Note 3 and Note 5
Class B Preferred Stock(3)(4)
Matthew Moore(5) Kimberly Moore(5) Mark Moore(5)	300,000 300,000 300,000	33.33% 33.33% 33.33%	300,000 300,000 300,000	33.33% 33.33% 33.33%
*					Less than 1%.
(1)					Based on 8,528,457,061 shares outstanding, before this offering.
(2)					Based on 9,528,457,061 shares outstanding, assuming the sale of all of the Offered Shares, after this offering.
(3)					The shares of Series A Preferred Stock have the following voting rights: as a class, the Series B Preferred Stock shall have the voting rights equal to four times the sum of (a) the total number of shares of our common stock outstanding plus (b) the total number of shares of our Series C Preferred Stock and Series D Preferred Stock outstanding. (See Note 4).
(4)					The shares of Series B Preferred Stock have the following rights of conversion: at any time, the holders, as a group, have the right to convert the shares of Series B Preferred Stock into the number of shares of common stock which equals approximately 80% of the then-outstanding issued and outstanding shares of our common stock. (See “Description of Securities—Series B Preferred Stock—Conversion Rights”).
(5)					Due to the superior voting rights of the Series B Preferred Stock, Matthew Moore, Kimberly Moore and Mark Moore will be able to control the management and affairs of our company, as well as matters requiring the approval by our shareholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Series B Preferred Stock

On June 14, 2018, we issued a total of 900,000 shares of our Series B Preferred Stock to our officers and directors: 300,000 shares were issued to each of Matthew Moore, our Chief Executive Officer, Kimberly Moore, our Chief Financial Officer, and Mark Moore, our Chairman of the Board. Such shares of Series B Preferred Stock were issued in consideration of $45,000 of accrued expenses, our company’s failure to timely pay current and past salaries and the willingness to accrue unpaid payroll and non-reimbursement of business expenses without penalty or action for all amounts. We determined the fair value of the issued shares of Series B Preferred Stock to be $817,600.

Employment Agreements

Matthew Moore. In January 2019, we entered into employment agreement with our Chief Executive Officer, Matthew Moore. Under his at-will employment agreement, Mr. Moore is paid an annual salary of $225,000. In conjunction with his employment agreement, Mr. Moore and our company entered into a confidentiality and intellectual property agreement under which any and all product developments are deemed to be the property of our company. We also enter into a non-competition and non-solicitation agreement, in conjunction with our entering into Mr. Moore’s employment agreement.

Kimberly Moore. In January 2019, we entered into employment agreement with our Chief Financial Officer, Kimberly Moore. Under her at-will employment agreement, Mrs. Moore is paid an annual salary of $150,000. In conjunction with her employment agreement, Mrs. Moore and our company entered into a confidentiality and intellectual property agreement under which any and all product developments are deemed to be the property of our company. We also enter into a non-competition and non-solicitation agreement, in conjunction with our entering into Mrs. Moore’s employment agreement.

LEGAL MATTERS

Certain legal matters with respect to the Offered Shares offered by this Offering Circular will be passed upon by Newlan Law Firm, PLLC, Flower Mound, Texas. Newlan Law Firm, PLLC owns no securities of our company.

WHERE YOU CAN FIND MORE INFORMATION

We have filed an offering statement on Form 1-A with the SEC under the Securities Act with respect to the common stock offered by this Offering Circular. This Offering Circular, which constitutes a part of the offering statement, does not contain all of the information set forth in the offering statement or the exhibits and schedules filed therewith. For further information with respect to us and our common stock, please see the offering statement and the exhibits and schedules filed with the offering statement. Statements contained in this Offering Circular regarding the contents of any contract or any other document that is filed as an exhibit to the offering statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the offering statement. The offering statement, including its exhibits and schedules, may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the offering statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains all information regarding companies that file electronically with the SEC. The address of the site is www.sec.gov.

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INNERSCOPE HEARING TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2022	2021
ASSETS
Current Assets:
Cash	$1,786,446	$—
Accounts receivable, allowance for doubtful accounts	6,202,654	680,630
Accounts receivable from related party	517,479	—
Employee advances	4,000	—
Prepaid assets	87,384	127,147
Inventory	1,421,123	343,441
Total current assets	10,019,086	1,151,218

Security deposits	—	9,250
Domain name	10,000	3,390
Other assets	6,643	—
Intangible assets, net of accumulated amortization	13,149,239	315,599
Property and equipment, net of accumulated depreciation	1,273,529	81,998
Operating leases right-of-use assets, net	—	200,154
Investment in undivided interest in real estate	1,221,095	1,216,973
Total assets	$25,679,592	$2,978,582

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
Bank fees	$37,482	$12,717
Accounts payable and accrued expenses	6,331,275	1,079,201
Accounts payable to related party	—	206,515
Notes payable - stockholder	95,800	95,800
Current portion of convertible notes payable, net of discounts	500,000	1,406,408
Note payable, other & related party	65,582	88,141
Customer deposits	10,925	3,632
Warranty Liability	11,528	—
Derivative liabilities	1,217,034	2,313,284
Operating lease liabilities, current portion	331,674	396,138
Total current liabilities	$8,601,300	5,601,836

Long term portion of note payable- undivided interest in real estate	960,152	905,008
EIDL loan	161,326	—
Other long-term liability	8,606,917	—
Operating lease liabilities, Less current portion	22,023	—
Total liabilities	$18,351,718	6,506,844

Commitments and contingencies
Stockholders' Equity:
Preferred stock, $0.0001 par value; 25,000,000 shares authorized;
Series A preferred stock, par value $0.0001, -0- (2022) and -0- (2021)		—
Series B preferred stock, par value $0.0001, 900,000 (2022) and 900,000 (2021) shares authorized, and
900,000 (2022) and 900,000 (2021) shares issued and outstanding	90	90
Series C preferred stock, par value $0.0001, 10,000,000 (2022) and -0- (2021) shares authorized, and
400,000 (2022) and 0 (2021) shares issued and outstanding	40	—
Common stock, $0.0001 par value; 14,975,000,000 (2022) and 14,975,000,000 (2021) shares authorized and
7,677,001,280 (2022) and 3,628,422,042 (2021) shares issued and outstanding	746,102	601,987
Common stock to be issued, $0.0001 par value, 2,412,671 (2022) and 6,019,872,135 (2021) shares	241	241
Additional paid-in capital	31,434,545	10,716,807
Accumulated deficit	(24,853,145)	(14,847,387)
Total stockholders' equity	7,327,874	(3,528,262)
Total Liabilities and Shareholder Equity	$25,679,592	$2,978,582

F-1

INNERSCOPE HEARING TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended September 30,
	2022	2021
Revenues:
Revenues, other	$13,879,744	$69,672
Total revenues	13,879,744	69,672

Cost of sales
Cost of sales, other	$6,577,509	25,043
Total cost of sales	6,577,509	25,043

Gross profit	$7,302,235	$44,629

Operating Expenses:
Compensation and benefits	2,045,179	515,724
Advertising and promotion	1,102,809	16,554
Professional fees	491,506	137,182
Rent, including related party	254,530	156,124
Investor relations	86,700	84,577
Depreciation and Amortization expense	311,991	—
Research and Development	10,466	—
Other general and administrative	619,500	57,909
Total operating expenses	$4,922,681	$968,070

Profit (Loss) from operations	$2,379,554	$(923,441)

Other Income (Expense):
Other income
Derivative income (loss)	1,647,564	912,029
Gain (loss) on equity investment	4,390	—
Amortization of debt discount	(1,557,033)	—
Gain/Loss on debt extinguishment	6,019,919	660,032
Gain on lease termination	—	32,681
Interest expense and finance charges	(598,099)	(593,167)
Total other income (expense), net	$5,516,741	$1,011,575

Earnings Before Taxes (Loss)	$7,896,295	$88,134

Income tax provision	—	—

Net Income (Loss)	$7,896,295	$88,134

Basic and diluted income (loss) per share	0.00	0.00

Weighted average number of common shares outstanding
Basic and diluted	6,923,148,540	5,843,682,956

F-2

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
NINE MONTHS ENDED September 30, 2022 and 2021

	Series B Preferred stock		Series C Preferred stock		Common stock		Common stock to be issued		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	deficit	Deficit
Balances December 31, 2020	900,000	$90	—	$—	3,628,422,041	$362,845	2,415,671	$241	$8,534,062	$(14,935,521)	$(6,038,283)

Common stock issued for convertible notes and accrued interest	—	—	—	—	2,342,325,716	234,230	—	—	2,182,745	—	2,416,975

Stock based compensation	—	—	—	—	49,124,378	4,912	—	—	—	—	4,912

Net Income for the period ended September 30, 2021	—	—	—	—	—	—	—	—	—	88,134	88,134

Balances September 30, 2021	900,000	$90	—	$0	6,019,872,135	$601,987	2,415,671	$241	$10,716,807	$(14,847,387)	$(3,528,262)

Balances December 31, 2021	900,000	$90	400,000	$40	6,660,204,051	$666,022	2,412,671	$241	$27,680,842	$(32,749,440)	$(4,402,205)

Common stock issued for convertible notes and accrued interest	—	—	—	—	839,857,710	83,986	—	—	2,703,763		2,787,749

Common stock issued to settle payables	—	—	—	—	127,653,805	12,765	—	—	638,269		651,034

Common stock issued for cash	—	—	—	—	35,000,000	3,500	—	—	346,500		350,000

Stock based compensation					14,285,714	1,429			43,571		45,000

Cancellation of shares					(216,000,000)	(21,600)			21,600		—

Net Income for the period ended September 30, 2022	—	—	—	—	—	—	—	—	—	7,896,295	7,896,295

Balances September 30, 2022	900,000	$90	400,000	$40	7,461,001,280	$746,102	2,412,671	$241	$31,434,545	$(24,853,145)	$7,327,873

F-3

INNERSCOPE HEARING TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,
	2022	2021
Cash flows from operating activities:
Net Income (Loss)	$7,896,295	$88,134
Adjustments to reconcile net income (loss) to net cash used in operations:
Loss on fair value of derivatives	(1,647,564)	(84,908)
Amortization of debt discounts	1,557,033	68,268
Depreciation and amortization	311,991	23,604
Note penalties	56,659	—
(Gain) loss on investment in undivided interest in real estate	(4,390)	—
(Gain) loss on debt extinguishment	6,019,919	(477,746)
Other general and operating expenses	—	(10,382)
Gain on lease terminations	—	32,681
Stock based compensation	45,000	191,814
Changes in operating assets and liabilities:	—	—
Accounts receivable	(6,046,453)	(281,779)
Employee advances	—	(4,400)
Inventory	1,586,649	(185,760)
Prepaid assets	28,137	(38,314)
Related party receivable	133,238	(158,290)
Accounts payable and accrued expenses	4,005	(583,790)
Other liabilities	(20,434,627)	(17,387)
Operating lease liabilities	20,439	252,710
Net cash used in operating activities	(10,473,669)	(1,185,545)

Cash flows from investing activities:
Payment of security deposit	—	6,313
Purchase of office and computer equipment	(860,567)	—
Equity investment	29,117	—
Net cash used in investing activities	(831,450)	6,313

Cash flows from financing activities:
Proceeds from issuance of note payable	9,529,625	284,873
Bank Fees	11,362	(12,717)
Proceeds from issuance of common stock	350,000	—
Payments/Proceeds from convertible notes payable	1,602,440	976,000
Payments/Proceeds from loans	1,451,937	—
Repayments of note payable	—	(68,924)
Payable to related party	(10,000)	—
Net cash provided by financing activities	12,935,364	1,179,232

Net increase (decrease) in cash and cash equivalents	$1,630,245.00	$—

Cash and cash equivalents, Beginning of period	$156,201	$—

Cash and cash equivalents, End of period	$1,786,446	$—

Supplemental disclosure of cash flow information:
Cash paid for interest	—	—
Cash paid for income taxes	—	—

Schedule of non-cash Investing or Financing Activity:
Cancellation of shares	21,600	—
Conversion of notes payable and accrued interest in common stock	2,731,089	1,425,742
Common stock issued for acquisition of subsidiary	651,034	—
Operating lease right-of-use assets and liabilities		(378,335)
Reclassification of derivative liability upon repayments of convertible notes	—	591,047

F-4

INNERSCOPE HEARING TECHNOLOGIES, INC

Notes to the Financial Statement

September 30, 2022 (Unaudited)

THE COMPANY

InnerScope Hearing Technologies, Inc. (“Company,” “InnerScope”) is a Nevada Corporation incorporated on June 15, 2012, with its principal place of business in Roseville, California. The Company was originally named InnerScope Advertising Agency, Inc. and was formed to provide advertising and marketing services to retail establishments in the hearing device industry. On August 25, 2017, the Company changed its name to InnerScope Hearing Technologies, Inc. to better reflect the Company’s current direction as a hearing health technology company that manufactures, develops, distributes, and sells numerous innovative hearing health-related products, hearing treatments, and hearing solutions over-the-counter (OTC) with a scalable business model.

The Company is a manufacturer and distributor of OTC Hearing Aids, Hearing Aid Accessories & Hearing Health-Related Products ("Hearing Products") dedicated to addressing the global demand for affordable hearing solutions. InnerScope's Hearing Products and its B2C and B2B business model break through the persistent barriers that prevent access to effective and affordable hearing solutions. The Company’s mission is to improve the quality of life of the 70 million people in North America and the 1.5 billion people worldwide who suffer from hearing impairment and/or hearing-related issues. The management team of InnerScope is applying decades of industry experience and believes it is well-positioned to with its innovative in-store point-of-sale Free Self-Check Hearing Screening Kiosks (“Hearing Kiosks”) to directly benefit from the recently enacted Over-the-Counter (OTC) Hearing Aid Act as of Oct 17th 2022 (the “OTC Hearing Aid Law”) (the OTC Hearing Aid Law allows OTC hearing aids for mild to moderate hearing losses to be sold in retail stores without having to see a professional). The Hearing Kiosk is designed for the tens of millions of Americans with undetected/untreated mild-to-moderate hearing losses to treat themselves with the Company’s easy, convenient, and affordable OTC hearing aids in-store off-the-shelf and/or OTC online affordable hearing aid options. The company’s full line of Hearing Products is currently available through these multiple retail/wholesale distribution channels: Walmart Vision Centers, Walmart.com, Walmart Canada, RiteAid.com, BestBuy.com, Amazon.com, Fingerhut.com, Giant Eagle, Hy-Vee, Hartig Drug, Food City, Cardinal Health™ at-Home, and Topco Associates representing 1000's of stores. More in-store and online Hearing Products will soon launch with major retailers and pharmacy chains. For information related to InnerScope Hearing Technologies' latest hearing aids and related hearing products, please visit: http://iheardirect.com & http://hearingassist.com

SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting policies conform to the United States' generally accepted accounting principles and have been consistently applied in the preparation of these financial statements. The financial statements included herein have not been audited by an independent registered public accounting firm but include all adjustments (including normal, recurring entries), which are, in the opinion of management, necessary for a fair presentation of the results for such periods.

GENERAL PRINCIPLES

a) Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosure. Accordingly, actual results could differ from those estimates.

b) Revenue Recognition

The Company recognizes revenue when earned in accordance with SEC Staff Accounting Bulletin No 101. "Revenue Recognition in Financial Statements."

c) Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

F-5

CONVERTIBLE NOTES PAYABLE

On February 5, 2021, the Company issued to a third-party investor a convertible redeemable note (the "Note") with a face value of $195,000. The Note matures on February 5, 2022, has a stated interest of 8%, and is convertible at any time following the funding of such Note into a variable number of the Company's common stock, based on a conversion ratio of 70% of the lowest closing bid price for the 15 days prior to conversion. The Note was funded on February 5, 2021, when the Company received proceeds of $176,000 after disbursements for the lender's transaction costs, fees, and expenses.

On February 25, 2021, the Company issued to a third-party investor a convertible redeemable note (the "Note") with a face value of $165,000. The Note matures on February 25, 2022, has a stated interest of 8%, and is convertible at any time following the funding of such Note into a variable number of the Company's common stock, based on a conversion ratio of 70% of the lowest closing bid price for the 15 days prior to conversion. The Note was funded on February 25, 2021, when the Company received proceeds of $155,000 after disbursements for the lender's transaction costs, fees, and expenses.

On April 6, 2021, the Company issued to a third-party investor a convertible redeemable note (the "Note") with a face value of $165,000. The Note matures on April 6, 2022, has a stated interest of 8%, and is convertible at any time following the funding of such Note into a variable number of the Company's common stock, based on a conversion ratio of 70% of the lowest closing bid price for the 15 days prior to conversion. The Note was funded on April 6, 2021, when the Company received proceeds of $155,000 after disbursements for the lender's transaction costs, fees, and expenses.

On July 7, 2021, the Company issued to a third-party investor a convertible redeemable note (the "Note") with a face value of $165,000. The Note matures on July 6, 2022, has a stated interest of 8%, and is convertible at any time following the funding of such Note into a variable number of the Company's common stock, based on a conversion ratio of 70% of the lowest closing bid price for the 15 days prior to conversion. The Note was funded on July 7, 2021, when the Company received proceeds of $155,000 after disbursements for the lender's transaction costs, fees, and expenses.

On August 25, 2021, the Company issued to a third-party investor a convertible redeemable note (the "Note") with a face value of $165,000. The Note matures on August 25, 2022, has a stated interest of 8%, and is convertible at any time following the funding of such Note into a variable number of the Company's common stock, based on a conversion ratio of 70% of the lowest closing bid price for the 15 days prior to conversion. The Note was funded on August 25, 2021, when the Company received proceeds of $155,000 after disbursements for the lender's transaction costs, fees, and expenses.

On September 20, 2021, the Company issued to a third-party investor a convertible redeemable note (the "Note") with a face value of $165,000. The Note matures on September 20, 2022, has a stated interest of 8%, and is convertible at any time following the funding of such Note into a variable number of the Company's common stock, based on a conversion ratio of 70% of the lowest closing bid price for the 15 days prior to conversion. The Note was funded on October 13, 2021, when the Company received proceeds of $155,000 after disbursements for the lender's transaction costs, fees, and expenses. The loan was fully forgiven during period end March 31, 2022.

On October 13, 2021, the Company issued to a third-party investor a convertible redeemable note (the "Note") with a face value of $330,000. The Note matures on October 13, 2022, has a stated interest of 8%, and is convertible at any time following the funding of such Note into a variable number of the Company's common stock, based on a conversion ratio of 70% of the lowest closing bid price for the 15 days prior to conversion. The Note was funded on October 13, 2021, when the Company received proceeds of $310,000 after disbursements for the lender's transaction costs, fees, and expenses. The loan was fully forgiven during period end March 31, 2022.

On November 9, 2021, the Company issued to a third-party investor a convertible redeemable note (the "Note") with a face value of $266,000. The Note matures on November 9, 2022, has a stated interest of 8%, and is convertible at any time following the funding of such Note into a variable number of the Company's common stock, based on a conversion ratio of 70% of the lowest closing bid price for the 15 days prior to conversion. The Note was funded on November 9, 2021, when the Company received proceeds of $250,000 after disbursements for the lender's transaction costs, fees, and expenses. The loan was fully forgiven during period end March 31, 2022.

F-6

On November 15, 2021, the Company sold 30 million shares for aggregate proceeds of $300,000, of which a portion of the proceeds was utilized to pay principal and interest on an outstanding convertible loan in the aggregate amount of approximately $70,000.

On December 21, 2021, the Company issued to a third-party investor a convertible redeemable note (the "Note") with a face value of $266,000. The Note matures on December 21, 2022, has a stated interest of 8%, and is convertible at any time following the funding of such Note into a variable number of the Company's common stock, based on a conversion ratio of 70% of the lowest closing bid price for the 15 days prior to conversion. The Note was funded on December 21, 2021, when the Company received proceeds of $200,000 after disbursements for the lender's transaction costs, fees, and expenses. The loan was fully forgiven during period end March 31, 2022.

On January 13, 2022, the Company issued to a third-party investor a convertible redeemable note (the "Note") with a face value of $158,000. The Note matures on January 13, 2023, has a stated interest of 8%, and is convertible at any time following the funding of such Note into a variable number of the Company's common stock, based on a conversion ratio of 70% of the lowest closing bid price for the 15 days prior to conversion. The Note was funded on January 13, 2021, when the Company received proceeds of $150,000 after disbursements for the lender's transaction costs, fees, and expenses. The loan was fully forgiven during period end March 31, 2022.

On September 30, 2021, the Company issued a convertible redeemable note (the "Note") with a face value of $1,000,000 as part of consideration for purchased assets (see discussed below). The Note matures on September 30, 2023, has a stated interest of 5%, and is convertible at any time following the funding of such Note into a variable number of the Company's common stock, based on a conversion ratio of 90% of the lowest closing bid price for the 5 days prior to conversion.

On January 28, 2022, the Company issued to a third-party investor a convertible redeemable note (the "Note") with a face value of $262,000. The Note matures October 28, 2022, has a stated interest of 8%, and is convertible at any time following the funding of such Note at a set price of $0.01 per shares. The Note was funded on Januar 28, 2022, when the Company received proceeds of $250,000 after disbursements for the lender's transaction costs, fees, and expenses. During period ending June 30, 2022, principal and accrued interest on this note was forgiven.

On February 28, 2022, the Company issued to a third-party investor a convertible redeemable note (the "Note") with a face value of $262,000. The Note matures November 18, 2022, has a stated interest of 8%, and is convertible at any time following the funding of such Note at a set price of $0.01 per shares. The Note was funded on February 28, 2022,, when the Company received proceeds of $250,000 after disbursements for the lender's transaction costs, fees, and expenses. During period ending September 30, 2022, principal and accrued interest on this note was forgiven.

On March 11, 2022, the Company issued to a third-party investor a convertible redeemable note (the "Note") with a face value of $262,000. The Note matures December 11, 2022, has a stated interest of 8%, and is convertible at any time following the funding of such Note at a set price of $0.01 per shares. The Note was funded on March 11, 2022, when the Company received proceeds of $250,000 after disbursements for the lender's transaction costs, fees, and expenses. During period ending September 30, 2022, principal and accrued interest on this note was forgiven.

On March 30, 2022, the Company issued to a third-party investor a convertible redeemable note (the "Note") with a face value of $262,000. The Note matures December 31, 2022, has a stated interest of 8%, and is convertible at any time following the funding of such Note at a set price of $0.01 per shares. The Note was funded on March 30, 2022, when the Company received proceeds of $250,000 after disbursements for the lender's transaction costs, fees, and expenses. During period ending September 30, 2022, principal and accrued interest on this note was forgiven.

On April 13, 2022, the Company issued to a third-party investor a convertible redeemable note (the "Note") with a face value of $262,000. The Note matures January 23, 2023 has a stated interest of 6%, and is convertible at any time following the funding of such Note at a set price of $0.01 per shares. The Note was funded on April 13, 2022, when the Company received proceeds of $250,000 after disbursements for the lender's transaction costs, fees, and expenses. During period ending September 30, 2022, principal and accrued interest on this note was forgiven.

F-7

On May 24, 2022, the Company issued to a third-party investor a convertible redeemable note (the "Note") with a face value of $330,000. The Note matures February 24, 2023, has a stated interest of 8%, and is convertible at any time following the funding of such Note at a set price of $0.01 per shares. The Note was funded on May 24 2022, when the Company received proceeds of $300,000 after disbursements for the lender's transaction costs, fees, and expenses.

CONVENTIONAL NOTES PAYABLE

On April 29, 2022, the Company issued to a third-party investor a conventional note payable (the "Note") with a face value of $262,000. The Note matures April 29, 2023, has a stated interest of 8% The Note was funded on April 29, 2022, when the Company received proceeds of $262,000 after disbursements for the lender's transaction costs, fees, and expenses. During period ending September 30, 2022, principal and accrued interest on this note was forgiven.

On June 8, 2022, the Company issued to a third-party investor a conventional note payable(the "Note") with a face value of $162,500. The Note matures June 8, 2023, has a stated interest of 8%. The Note was funded on June 8, 2022, when the Company received proceeds of $150,000 after disbursements for the lender's transaction costs, fees, and expenses. During period ending September 30, 2022, principal and accrued interest on this note was forgiven.

On June 13, 2022, the Company issued to a third-party investor a conventional note payable(the "Note") with a face value of $265,625. The Note matures June 13, 2023, has a stated interest of 8% The Note was funded on June 13, 2022, when the Company received proceeds of $255,000 after disbursements for the lender's transaction costs, fees, and expenses. During period ending September 30, 2022, principal and accrued interest on this note was forgiven.

On June 21, 2022, the Company issued to a third-party investor a conventional note payable(the "Note") with a face value of $91,750. The Note matures June 21, 2023, has a stated interest of 8% The Note was funded on June 21, 2022, when the Company received proceeds of $85,000 after disbursements for the lender's transaction costs, fees, and expenses. During period ending September 30, 2022, principal and accrued interest on this note was forgiven.

On June 23, 2022, the Company issued to a third-party investor a conventional note payable(the "Note") with a face value of $113,335. The Note matures June 23, 2023, has a stated interest of 8% The Note was funded on June 23, 2022, when the Company received proceeds of $105,000 after disbursements for the lender's transaction costs, fees, and expenses. During period ending September 30, 2022, principal and accrued interest on this note was forgiven.

On May 24, 2022, the Company issued to a third-party investor a conventional note payable(the "Note") with a face value of $600,000. The Note matures May 24, 2023, has a stated interest of 10%. The Note was funded on May 24, 2022, when the Company received proceeds of $600,000. The note is secured by all company’s assets. During period ending September 30, 2022, principal and accrued interest on this note was forgiven.

On May 24, 2022, the Company issued to a third-party investor a conventional note payable(the "Note") with a face value of $600,000. The Note matures May 24, 2023, has a stated interest of 10%. During period end June 30, 2022, Company received funds in the amount of $300,000. During period end September 30, 2022, Company received remaining amount of $300,000. The note is secured by by the real property. During period ending September 30, 2022, principal and accrued interest on this note was forgiven.

On July 11, 2022, the Company issued to a third-party investor a conventional note payable(the "Note") with a face value of $91,750. The Note matures July 11, 2023, has a stated interest of 10%. During period end September 30, 2022. Company received funds in the amount of $85,000 after disbursements for the lender's transaction costs, fees, and expenses. During period ending September 30, 2022, principal and accrued interest on this note was forgiven.

F-8

On July 21, 2022, the Company issued to a third-party investor a conventional note payable(the "Note") with a face value of $124,125. The Note matures July 21, 2023, has a stated interest of 10%. During period end September 30, 2022. Company received funds in the amount of $115,000 after disbursements for the lender's transaction costs, fees, and expenses. During period ending September 30, 2022, principal and accrued interest on this note was forgiven.

On August 4, 2022, the Company issued to a third-party investor a conventional note payable(the "Note") with a face value of $124,125. The Note matures August 4, 2023, has a stated interest of 10%. During period end September 30, 2022. Company received funds in the amount of $115,000 after disbursements for the lender's transaction costs, fees, and expenses. During period ending September 30, 2022, principal and accrued interest on this note was forgiven.

INVESTMENT IN UNDIVIDED INTEREST IN REAL ESTATE

On May 9, 2017, the Company and LLC1 purchased certain real property from an unaffiliated party. The Company and LLC1 have agreed that the Company purchased and owns 49% of the building, and LLC1 purchased and owns 51% of the building. The contracted purchase price for the building was $2,420,000, and the total amount paid at closing was $2,501,783, including fees, insurance, interest, and real estate taxes. In addition, the Company paid for their building interest by delivering cash at closing of $209,971 and being a co-borrower on a note in the amount of $2,057,000, of which the Company has agreed with LLC1 to pay $1,007,930.

BUSINESS ACQUISITION

ASC Topic 805, "Business Combinations," requires that all business combinations be accounted for using the acquisition method and that certain identifiable intangible assets acquired in a business combination be recognized as assets apart from goodwill. ASC Topic 350, "Intangibles-Goodwill and Other" ("ASC 350"), requires goodwill and other identifiable intangible assets with indefinite useful lives not to be amortized, such as trade names, but instead tested at least annually for impairment and be written down if impaired. ASC 350 requires that goodwill be allocated to its respective reporting unit and that identifiable intangible assets with finite lives be amortized over their useful lives.

On November 22, 2021, the Company purchased Hearing Assist II, LLC. The Company acquired 100% interest in the entity for a total consideration of 591,209,963 common shares valued at $8,513,423 on the day of purchase. As part of the acquisition, the Company assumed assets in the amount of $15,713,000, consisting of trademarks, domains, customer lists, customer contracts, licenses, royalties, other contracts, and liabilities in the amount of $7,199,678.

ASSET PURCHASE

On September 30, 2021, the Company entered into an Asset Purchase agreement with iHear Medical, Inc. pursuant to which the Company received a number of intangible assets, equipment, customer database and inventory for a total consideration of 400, 000 preferred series C shares and $1,000,000 convertible note. Preferred shares valued at $666,667 on the day of purchase. As part of the acquisition, the Company assumed assets in the amount of $1,666,667, consisting of inventory, equipment, customer lists, patents and other technology based intangibles.

NOTE PAYABLE - UNDIVIDED INTEREST IN REAL ESTATE

On May 9, 2017, the Company and LLC1 purchased certain real property from an unaffiliated party. The Company and LLC1 have agreed that the Company purchased and owns 49% of the building, and LLC1 purchased and owns 51% of the building. The contracted purchase price for the building was $2,420,000, and the total amount paid at closing was $2,501,783, including fees, insurance, interest, and real estate taxes. The Company is a co-borrower on a $2,057,000 Small Business Administration Note (the "SBA Note"). The SBA Note carries a 25-year term, with an initial interest rate of 6% per annum, adjustable to the Prime interest rate plus 2%, and is secured by a first position Deed of Trust and business assets located at the property. The Company initially recorded a liability of $1,007,930 for its portion of the SBA Note, with the offset being to Investment in undivided interest in real estate on the balance sheet presented herein.

F-9

DERIVATIVE LIABILITY

The Company determined that the conversion features of the convertible notes represented embedded derivatives since the Notes are convertible into a variable number of shares upon conversion. Accordingly, the notes are not considered to be conventional debt under EITF 00-19, and the embedded conversion feature is bifurcated from the debt host and accounted for as a derivative liability. Accordingly, the fair value of these derivative instruments is recorded as liabilities on the consolidated balance sheet, with the corresponding amount recorded as a discount to each Note, with any excess of the fair value of the derivative component over the face amount of the Note recorded as an expense on the issue date. Such discounts are amortized from the date of issuance to the maturity dates of the Notes. The change in the fair value of the derivative liabilities is recorded in other income or expenses in the condensed consolidated statements of operations at the end of each period, with the offset to the derivative liabilities on the balance sheet.

GOING CONCERN

The accompanying unaudited condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, which assumes the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The Company experienced a net profit of $3,664,341 for the period ended September 30, 2022. The Company has an accumulated deficit of $24,853,145 as of September 30, 2022. This raises doubt about the Company's ability to continue as a going concern and to operate in the normal course of business. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

F-10

INNERSCOPE HEARING TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2021	2020
ASSETS
Current Assets:
Cash	$156,201	$—
Accounts receivable, allowance for doubtful accounts	936,728	628,377
Accounts receivable from related party	—	296,946
Employee advances	3,000	—
Prepaid assets	16,338	90,506
Inventory	2,807,771	120,191
Total current assets	3,920,038	1,136,020

Security deposits	9,250	13,063
Domain name	3,000	3,000
Other assets	97,576	—
Intangible assets, net of accumulated amortization	15,888,500	879,336
Property and equipment, net of accumulated depreciation	565,147	85,839
Operating leases right-of-use assets, net	159,533	413,443
Investment in undivided interest in real estate	1,204,994	1,214,653
Total assets	$17,928,000	$3,745,354

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
Bank Fees	$26,120	$5,404
Accounts payable and accrued expenses	6,827,635	1,440,662
Accounts payable to related party	15,928	558,266
Notes payable - stockholder	95,800	451,345
Current portion of convertible notes payable, net of discounts	2,035,958	3,255,599
Loan payable	235,644	—
Note payable, other & related party	86,082	474,590
Customer deposits	10,925	3,632
Other liabilities	7,199,678	—
Derivative liabilities	799,411	4,046,408
Operating lease liabilities, current portion	185,144	319,949
Total current liabilities	$17,518,325	10,555,855

Long term portion of note payable- undivided interest in real estate	905,008	973,592
EIDL loan	150,000	—
Operating lease liabilities, Less current portion	—	127,385
Total liabilities	$18,573,333	11,656,832

Commitments and contingencies
Stockholders' Deficit:
Preferred stock, $0.0001 par value; 25,000,000 shares authorized;
Series A preferred stock, par value $0.0001, -0- (2021) and -0- (2020)	—	—
Series B preferred stock, par value $0.0001, 900,000 (2021) and 900,000 (2020) shares authorized, and
900,000 (2021) and 900,000 (2020) shares issued and outstanding	90	90
Common stock, $0.0001 par value; 14,975,000,000 (2021) and 14,975,000,000 (2020) shares authorized and
6,659,821,547 (2021) and 3,628,422,042 (2020) shares issued and outstanding	665,984	362,844
Common stock to be issued, $0.0001 par value, 2,412,671 (2021) and 2,412,671 (2020) shares	241	241
Additional paid-in capital	70,722,970	8,545,971
Deferred stock compensation	(36,666)	(36,666)
Accumulated deficit	(71,997,951)	(16,783,959)
Total stockholders' deficit	(645,333)	(7,911,479)
Total Liabilities and Shareholder Equity	$17,928,000	$3,745,354

F-11

INNERSCOPE HEARING TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2021	2020
Revenues:
Revenues, other	$695,053	$132,431
Revenues, related party	—	33,430
Total revenues	695,053	165,861

Cost of sales
Cost of sales, other	204,787	45,029
Cost of sales, related	—	7,461
Total cost of sales	204,787	52,490

Gross profit	$490,266	$113,371

Operating Expenses:
Compensation and benefits	846,380	623,017
Advertising and promotion	74,312	22,022
Professional fees	975,229	68,034
Rent, including related party	221,572	307,152
Investor relations	115,770	34,112
Other general and administrative	414,239	68,839
Total operating expenses	$2,647,502	$1,123,176

Loss from operations	$(2,157,236)	$(1,009,805)

Other Income (Expense):
Other income
Derivative income (loss)	(53,637,520)	4,807,830
Gain (loss) on equity investment	3,781	17,207
Gain on lease terminations	6,444	—
Gain on debt extinguishment	684,961	(41,283)
Interest expense and finance charges	(114,422)	(123,354)
Total other income (expense), net	$(53,056,756)	$4,660,400

EBT (loss)	$(55,213,992)	$3,650,595

Income tax provision	—	—

Net Income (Loss)	$(55,213,992)	$3,650,595

Basic and diluted income (loss) per share	(0.01)	0.00

Weighted average number of common shares outstanding
Basic and diluted	5,657,543,911	3,628,422,042

F-12

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
Year Ended December 31, 2021 and 2020

	Series B Preferred stock		Common stock		Common stock to be issued		Additional Paid-in	Deferred stock	Retained	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Compensation	deficit	Deficit
Balances January 1, 2020	900,000	$90	342,118,136	$34,212	2,412,671	$241	$7,729,320	$(36,666)	$(13,133,364)	$(5,406,168)

Stock based compensation	—	—	—	—	—	—	—	—	—	—

Amortization of deferred stock compensation	—	—	—	—	—	—	—	—	—	—

Stock issued from common stock to be issued	—	—	—	—	—	—	—	—	—	—

Common stock issued for settlement of accounts payable	—	—	—	—	—	—	—	—		—

Common stock issued for convertible notes and accrued interest	—	—	3,286,303,906	328,633	—	—	816,651	—	—	1,145,284

Preferred stock issued	—	—	—	—	—	—	—	—	—	—

Reclassification of derivative liabilities upon payment of convertible debt	—	—	—	—	—	—	—	—	—	—

Net loss for the period ended December 31, 2020	—	—	—	—	—	—	—	—	(3,650,595)	(3,650,595)

Balances December 31, 2020	900,000	$90	3,628,422,042	$362,844	2,412,671	$241	$8,545,971	$(36,666)	$(16,783,959)	$(7,911,479)

Stock based compensation	—	—	52,124,378	5,212	—	—	500,394	—	—	505,606

Shares issued related to acquisition of Hearing Assist	—	—	591,209,963	59,121	—	—	8,454,302	—	—	8,513,423

Stock issued from cash	—	—	30,000,000	3,000	—	—	297,000	—	—	300,000

Common stock issued for settlement of accounts payable	—	—	—	—	—	—	—	—		0

Common stock issued for convertible notes and accrued interest	—	—	2,358,064,864	235,806	—	—	52,925,303	—	—	53,161,109

Preferred stock issued	—	—	—	—	—	—	—	—	—	0

Reclassification of derivative liabilities upon payment of convertible debt	—	—	—	—	—	—	—	—	—	0

Net Income for the period ended December 31, 2021	—	—	—	—	—	—	—	—	(55,213,992)	(55,213,992)

Balances December 31, 2021	900,000	$90	6,659,821,247	$665,984	2,412,671	$241	$70,722,970	$(36,666)	$(71,997,951)	$(645,333)

F-13

INNERSCOPE HEARING TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2021	2020
Cash flows from operating activities:
Net Income	$(55,213,992)	$3,650,595
Adjustments to reconcile net income (loss) to net cash used in operations:	—	—
Loss on fair value of derivatives	53,637,520	(4,807,830)
Amortization of debt discounts	396,876	—
Depreciation and amortization	63,538	—
Stock compensation expense	505,606	—
(Gain) loss on investment in undivided interest in real estate	3,781	—
(Gain) loss on debt extinguishment	684,961	41,283
Gain on lease terminations	6,444	—
Changes in operating assets and liabilities:	—	5,444
Accounts receivable	(308,351)	(49,664)
Employee advances	(3,000)	750
Inventory	(2,687,580)	17,417
Prepaid assets	74,168	24,332
Security deposits	3,813	2,500
Accounts payable and accrued expenses	1,049,387	614,853
Officer salaries payable	—	(6,618)
Customer deposits	7,293	(10,580)
Due to related party	—	—
Operating lease liabilities	262,190	(22,059)
Net cash used in operating activities	(1,517,346)	(539,577)

Cash flows from investing activities:
Payment of security deposit	—	—
Purchase of office and computer equipment	(460,270)	(7,662)
Purchase of technology	—	—
Net cash used in investing activities	(460,270)	(7,662)

Cash flows from financing activities:
Proceeds from issuance of note payable	—	288,482
Bank Fees	(26,120)	—
Advances (payments) to stockholder, net	—	30,387
Proceeds from issuances of convertible notes payable	1,903,887	270,933
Proceeds from issuance common share	300,000	363,769
Repayments of note payable	—	(9,537)
Repayments of principal of convertible note payable	(43,950)	(401,166)
Net cash provided by financing activities	2,133,817	542,868

Net increase (decrease) in cash and cash equivalents	156,201	(4,371)

Cash and cash equivalents, Beginning of period	$—	$4,371

Cash and cash equivalents, End of period	$156,201	$—

Supplemental disclosure of cash flow information:
Cash paid for interest	—	—
Cash paid for income taxes	—	—

Schedule of non-cash Investing or Financing Activity:
Reclassification of derivative liabilities upon principal repayments of convertible notes		—
Conversion of notes payable and accrued interest in common stock	53,161,109	—
Common stock issued for acquisition of subsidiary	8,513,423	—
Operating lease right-of-use assets and liabilities		—
Intangible assets in accounts payable
Series B Preferred Stock issued for payment of related party liabilities	—	—

F-14

INNERSCOPE HEARING TECHNOLOGIES, INC

Notes to the Financial Statement

December 31, 2021 (Unaudited)

THE COMPANY

InnerScope Hearing Technologies, Inc. ("Company," "InnerScope") is a Nevada Corporation incorporated on June 15, 2012, with its principal place of business in Roseville, California. The Company was originally named InnerScope Advertising Agency, Inc. and was formed to provide advertising and marketing services to retail establishments in the hearing device industry. On August 25, 2017, the Company changed its name to InnerScope Hearing Technologies, Inc. to better reflect the Company's current direction as a hearing health technology company that manufactures, develops, distributes, and sells numerous innovative hearing health-related products, hearing treatments, and hearing solutions direct to consumer (DTC) with a scalable business model.

The Company is a manufacturer and a distributor/retailer of Direct-to-Consumer ("DTC") FDA (Food and Drug Administration) registered hearing aids, personal sound amplifier products (PSAPs), hearing-related treatment therapies, doctor-formulated dietary hearing supplements. The Company's mission is to improve the quality of life of the 70 million people in North America and the 1.5 billion people worldwide who suffer from hearing impairment and/or hearing-related issues. The management team of InnerScope is applying decades of industry experience and believes it is well-positioned with its innovative in-store point-of-sale Free Self-Check Hearing Screening Kiosks ("Hearing Kiosks") to directly benefit when the Over-the-Counter (OTC) Hearing Aid Act (the "OTC Hearing Aid Law") becomes enacted (expected in late 2020) (the OTC Hearing Aid Law allows OTC hearing aids for mild to moderate hearing losses to be sold in retail stores without having to see a professional). The Hearing Kiosk is designed for the tens of millions of Americans with undetected/untreated mild-to-moderate hearing losses to treat themselves with the Company's easy, convenient, and affordable hearing products. The Company’s Hearing Products and its business model break through the persistent barriers that prevent access to effective hearing solutions. The Company’s recent acquisition of iHear Medical Inc., a DTC cloud-based hearing solution provider, gives the Company access to over 40 patents and an FDA-registered manufacturing and R&D facility. In addition, the Company has acquired HearingAssist, an established leader in the direct-to-consumer hearing aid market with a customer base of over 400,000. These acquisitions, combined with a partnership with Atlazo Inc., a semiconductor innovator for next-generation AI smart devices, will allow the Company to take the lead position in the direct-to-consumer hearing solutions market by selling innovated proprietary advanced hearing products through Walmart and other major Big Box retailers. The Company’s full line of Hearing Health products is currently available through multiple retail/wholesale channels: Walmart.com, RiteAid.com, Amazon.com, Giant Eagle, Hy-Vee, Hartig Drug, Food City, and Cardinal Health dba RGH Enterprises Inc., which provides products to FSAStore.com, HSAStore.com, and WellDeservedHealth.com, with additional retailers and distribution points launching in the near future.

SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting policies conform to the United States' generally accepted accounting principles and have been consistently applied in the preparation of these financial statements. The financial statements included herein have not been audited by an independent registered public accounting firm but include all adjustments (including normal, recurring entries), which are, in the opinion of management, necessary for a fair presentation of the results for such periods.

GENERAL PRINCIPLES

a) Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosure. Accordingly, actual results could differ from those estimates.

b) Revenue Recognition

The Company recognizes revenue when earned in accordance with SEC Staff Accounting Bulletin No 101. "Revenue Recognition in Financial Statements."

c) Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents.

F-15

CONVERTIBLE NOTES PAYABLE

On February 5, 2021, the Company issued to a third-party investor a convertible redeemable note (the "Note") with a face value of $195,000. The Note matures on February 5, 2022, has a stated interest of 8%, and is convertible at any time following the funding of such Note into a variable number of the Company's common stock, based on a conversion ratio of 70% of the lowest closing bid price for the 15 days prior to conversion. The Note was funded on February 5, 2021, when the Company received proceeds of $176,000 after disbursements for the lender's transaction costs, fees, and expenses.

On February 25, 2021, the Company issued to a third-party investor a convertible redeemable note (the "Note") with a face value of $165,000. The Note matures on February 25, 2022, has a stated interest of 8%, and is convertible at any time following the funding of such Note into a variable number of the Company's common stock, based on a conversion ratio of 70% of the lowest closing bid price for the 15 days prior to conversion. The Note was funded on February 25, 2021, when the Company received proceeds of $155,000 after disbursements for the lender's transaction costs, fees, and expenses.

On April 6, 2021, the Company issued to a third-party investor a convertible redeemable note (the "Note") with a face value of $165,000. The Note matures on April 6, 2022, has a stated interest of 8%, and is convertible at any time following the funding of such Note into a variable number of the Company's common stock, based on a conversion ratio of 70% of the lowest closing bid price for the 15 days prior to conversion. The Note was funded on April 6, 2021, when the Company received proceeds of $155,000 after disbursements for the lender's transaction costs, fees, and expenses.

On July 7, 2021, the Company issued to a third-party investor a convertible redeemable note (the "Note") with a face value of $165,000. The Note matures on July 6, 2022, has a stated interest of 8%, and is convertible at any time following the funding of such Note into a variable number of the Company's common stock, based on a conversion ratio of 70% of the lowest closing bid price for the 15 days prior to conversion. The Note was funded on July 7, 2021, when the Company received proceeds of $155,000 after disbursements for the lender's transaction costs, fees, and expenses.

On August 25, 2021, the Company issued to a third-party investor a convertible redeemable note (the "Note") with a face value of $165,000. The Note matures on August 25, 2022, has a stated interest of 8%, and is convertible at any time following the funding of such Note into a variable number of the Company's common stock, based on a conversion ratio of 70% of the lowest closing bid price for the 15 days prior to conversion. The Note was funded on August 25, 2021, when the Company received proceeds of $155,000 after disbursements for the lender's transaction costs, fees, and expenses.

On September 20, 2021, the Company issued to a third-party investor a convertible redeemable note (the "Note") with a face value of $165,000. The Note matures on September 20, 2022, has a stated interest of 8%, and is convertible at any time following the funding of such Note into a variable number of the Company's common stock, based on a conversion ratio of 70% of the lowest closing bid price for the 15 days prior to conversion. The Note was funded on October 13, 2021, when the Company received proceeds of $155,000 after disbursements for the lender's transaction costs, fees, and expenses.

On October 13, 2021, the Company issued to a third-party investor a convertible redeemable note (the "Note") with a face value of $330,000. The Note matures on October 13, 2022, has a stated interest of 8%, and is convertible at any time following the funding of such Note into a variable number of the Company's common stock, based on a conversion ratio of 70% of the lowest closing bid price for the 15 days prior to conversion. The Note was funded on October 13, 2021, when the Company received proceeds of $310,000 after disbursements for the lender's transaction costs, fees, and expenses.

On November 9, 2021, the Company issued to a third-party investor a convertible redeemable note (the "Note") with a face value of $266,000. The Note matures on November 9, 2022, has a stated interest of 8%, and is convertible at any time following the funding of such Note into a variable number of the Company's common stock, based on a conversion ratio of 70% of the lowest closing bid price for the 15 days prior to conversion. The Note was funded on November 9, 2021, when the Company received proceeds of $250,000 after disbursements for the lender's transaction costs, fees, and expenses.

On November 15, 2021, the Company sold 30 million shares for aggregate proceeds of $300,000, of which a portion of the proceeds was utilized to pay principal and interest on an outstanding convertible loan in the aggregate amount of approximately $70,000.

F-16

On December 21, 2021, the Company issued to a third-party investor a convertible redeemable note (the "Note") with a face value of $266,000. The Note matures on December 21, 2022, has a stated interest of 8%, and is convertible at any time following the funding of such Note into a variable number of the Company's common stock, based on a conversion ratio of 70% of the lowest closing bid price for the 15 days prior to conversion. The Note was funded on December 21, 2021, when the Company received proceeds of $200,000 after disbursements for the lender's transaction costs, fees, and expenses.

INVESTMENT IN UNDIVIDED INTEREST IN REAL ESTATE

On May 9, 2017, the Company and LLC1 purchased certain real property from an unaffiliated party. The Company and LLC1 have agreed that the Company purchased and owns 49% of the building, and LLC1 purchased and owns 51% of the building. The contracted purchase price for the building was $2,420,000, and the total amount paid at closing was $2,501,783, including fees, insurance, interest, and real estate taxes. In addition, the Company paid for their building interest by delivering cash at closing of $209,971 and being a co-borrower on a note in the amount of $2,057,000, of which the Company has agreed with LLC1 to pay $1,007,930.

BUSINESS ACQUISITION

ASC Topic 805, "Business Combinations," requires that all business combinations be accounted for using the acquisition method and that certain identifiable intangible assets acquired in a business combination be recognized as assets apart from goodwill. ASC Topic 350, "Intangibles-Goodwill and Other" ("ASC 350"), requires goodwill and other identifiable intangible assets with indefinite useful lives not to be amortized, such as trade names, but instead tested at least annually for impairment and be written down if impaired. ASC 350 requires that goodwill be allocated to its respective reporting unit and that identifiable intangible assets with finite lives be amortized over their useful lives.

On November 22, 2021, the Company purchased Hearing Assist II, LLC. The Company acquired 100% interest in the entity for a total consideration of 591,209,963 common shares valued at $8,513,423 on the day of purchase. As part of the acquisition, the Company assumed assets in the amount of $15,713,000, consisting of trademarks, domains, customer lists, customer contracts, licenses, royalties, other contracts, and liabilities in the amount of $7,199,678.

NOTE PAYABLE - UNDIVIDED INTEREST IN REAL ESTATE

On May 9, 2017, the Company and LLC1 purchased certain real property from an unaffiliated party. The Company and LLC1 have agreed that the Company purchased and owns 49% of the building, and LLC1 purchased and owns 51% of the building. The contracted purchase price for the building was $2,420,000, and the total amount paid at closing was $2,501,783, including fees, insurance, interest, and real estate taxes. The Company is a co-borrower on a $2,057,000 Small Business Administration Note (the "SBA Note"). The SBA Note carries a 25-year term, with an initial interest rate of 6% per annum, adjustable to the Prime interest rate plus 2%, and is secured by a first position Deed of Trust and business assets located at the property. The Company initially recorded a liability of $1,007,930 for its portion of the SBA Note, with the offset being to Investment in undivided interest in real estate on the balance sheet presented herein.

DERIVATIVE LIABILITY

The Company determined that the conversion features of the convertible notes represented embedded derivatives since the Notes are convertible into a variable number of shares upon conversion. Accordingly, the notes are not considered to be conventional debt under EITF 00-19, and the embedded conversion feature is bifurcated from the debt host and accounted for as a derivative liability. Accordingly, the fair value of these derivative instruments is recorded as liabilities on the consolidated balance sheet, with the corresponding amount recorded as a discount to each Note, with any excess of the fair value of the derivative component over the face amount of the Note recorded as an expense on the issue date. Such discounts are amortized from the date of issuance to the maturity dates of the Notes. The change in the fair value of the derivative liabilities is recorded in other income or expenses in the condensed consolidated statements of operations at the end of each period, with the offset to the derivative liabilities on the balance sheet.

F-17

GOING CONCERN

The accompanying unaudited condensed consolidated financial statements have been prepared assuming the Company will continue as a going concern, which assumes the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The Company experienced a net loss of $55,213,992 for the year ended December 31, 2021. ($2,157,236 Loss from Operation and $53,056,756 from “Other Expense”. "Other Expense" includes $53,637,520 in Derivative Expense that is considered a non-cash expense). This raises doubt about the Company's ability to continue as a going concern and to operate in the normal course of business. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

F-18